

P.E.
5-28-05
RECD S.E.C.
SEP 1 6 2005
1086
Richardson Electronics LTD

PROCESSED
SEP 2 0 2005
THOMSON
FINANCIAL



2005 Annual Report

Richardson Electronics

Engineered Solutions

Company at a Glance



Richardson Electronics, Ltd. is a global provider of engineered solutions, serving the RF and wireless communications, industrial power conversion, security and display systems markets. The Company delivers engineered solutions for its customers' needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics.

The Richardson Story

The year 1947 was filled with milestones. Charles "Chuck" Yeager piloted the first airplane to fly faster than the speed of sound, the first presidential address was telecast from the White House and ENIAC, one of the world's first digital computers, was turned on.

That same year Arthur Richardson, Sr. began his own story. After World War II, Arthur worked for Majestic Radio & Television Corporation selling war assets. Upon leaving the company, Arthur collected his salary in radio tubes. Soon afterwards, he and his wife, Florence, were selling tubes out of a barn on their farm in the rural town of Wayne, Illinois.

During the day, Arthur would make sales calls and at night he and his wife would pack and ship tubes. The couple worked hard, but they enjoyed working together. Their diligence paid off and their business grew. An office was established in Chicago, and soon afterwards, the Richardsons moved their operations to a warehouse in the Chicago suburb of Franklin Park.

In 1961, the Richardsons welcomed their youngest son, Ed, into the business. From picking and packing in the warehouse to assisting in the front office, Ed worked side by side with his parents while learning the family business.

Ed was appointed president of the Company in 1974 and began to expand the Company's horizons. The Company acquired tube manufacturing companies such as National Electronics and Cetron and added product lines from RCA, GE, Westinghouse and Philips to its ever-expanding line of products.

In 1979, Arthur Richardson, Sr. died. After his father's death, Ed continued to build upon his parents' legacy. Continuing with its plans for expansion, the Company established Radio Frequency (RF) and microwave semiconductor product offerings in response to the rise of solid-state technology. Business continued to boom and by the early 1980s, Richardson Electronics was distributing RF and wireless communications, industrial power conversion, security and display systems products.

Under Ed's direction, the Company flourished and opened several offices in the USA, as well as distribution and design centers in Latin America, Europe and Asia. Today the Company has over 70 locations worldwide, and in fiscal 2005, sales were made to approximately 37,000 customers. The Company went public in 1983 and moved to its current location in LaFox, Illinois in 1986. Like Wayne, the birthplace of the Company, LaFox is a small, farming community about 50 miles west of Chicago.

Today, Richardson Electronics, Ltd., an ISO 9002 registered supplier, continues to stay one step ahead of the competition by providing unique services and products. The Company is a global provider of "engineered solutions." This term is used to describe Richardson Electronics' core engineering and manufacturing expertise in identifying and supporting cost-effective and value-added solutions for its customers, which may include product manufacturing, systems integration, prototype design and manufacture, testing and logistics.

The Company has come a long way from its humble beginnings in a barn. It continues to thrive and evolve as the technology advances. The expertise, experience and relationships Richardson Electronics has acquired over the past five decades has positioned the Company to provide customers with solutions for their needs for many years to come.

Table of Contents











4-5 To Our Stockholders

6 RF & Wireless Communications Group

7 Industrial Power Group

8 Display Systems Group

9 Security Systems Division

10 Five-Year Financial Review

11-20 Management's Discussion and Analysis of Financial Condition and Results of Operations

21 Consolidated Balance Sheets

22 Consolidated Statements of Operations

23 Consolidated Statements of Cash Flows

24 Consolidated Statementsof Stockholders' Equity and Comprehensive Income (Loss)

25-37 Notes to Consolidated Financial Statements

38-40 Report of Independent Registered Public Accounting Firm

41 Stockholder Information

41 Market Price of Common Stock

42 Officers and Directors

Richardson Electronics

Engineered Solutions

To Our Stockholders

We are pleased to report that sales reached $579 million for the first time in the Company's history in fiscal 2005. Sales increased 11% from fiscal 2004 led by the RF and Wireless Communications Group (RFWC), up 15% to $266 million. The Display Systems Group (DSG) achieved the highest percentage gain in sales of the strategic business units, up 18% to $78 million. DSG shipped over $6 million of custom engineered LCD displays manufactured by Pixelink, our display integration facility in Boston, to the New York Stock Exchange (NYSE), as part of the largest order received in DSG's history. Pixelink's sales increased 64% this year to $22 million. The Industrial Power Group's (IPG) sales reached $123 million, up 9% from the previous year, and led the Company in gross margin, exceeding 30%. The Security Systems Division's (SSD) sales reached $106 million, up 4% from the previous year. SSD's sales were led by Canada where the Security Systems Division increased sales by 13%, while increasing product margin to 29.6% from the previous year.

Geographically, the Asia/Pacific area led the sales growth, up 20% to $125 million. China led the growth, up 60% to $40 million. Sales in Europe reached $124 million, up 6% with gross margin of 28.5%. Sales in North America were up 10% led by DSG sales growth in the U.S. Latin America also showed improvement with sales up 7% to $21 million. Sales in Colombia led the growth, up 50% versus a year ago.

Fiscal 2005 was the second consecutive year of record sales growth. Our strategy of engineered solutions continues to be extremely well received by our customers and vendors. In December 2004, we made a strategic addition to our Industrial Power Group through the acquisition of Evergreen Trading Company, a leading distributor of power electronic components in China. Evergreen has made an excellent addition to the engineered solutions service we offer to the Chinese market for power conversion products. We expect to experience accelerated growth for our industrial power conversion products in China. Also in December 2004, we formed a joint venture, "VConex, LLC", with Light Speed Labs, LLP, an engineering company specializing in the development of network video technologies. VConex is developing unique and proprietary security and display solutions that are being marketed exclusively through DSG and SSD. By leveraging VConex design and development capability, we will provide unique network security and display solutions that take advantage of established IT components to lower ownership costs and improve functionality. Developments in process include network displays for public view, network digital recorders, high definition cameras, and a combination of all of these products to provide complete network solutions for video switching and control. We believe VConex will increase the number of engineered solutions provided through DSG and SSD.

In July 2004, we successfully completed an equity offering raising $28 million in net proceeds. In February 2005, we completed the exchange of $45 million of convertible debentures, extending the maturity to 2011.
In May 2005, we completed the sale of land contiguous to our corporate headquarters in LaFox, Illinois with gross proceeds of $11 million and a capital gain of nearly $10 million. As a result, we reduced total debt by $18 million compared to the prior year. The operating results of the Company were impacted by the cost associated with restructuring, which we initiated in February 2005, as well as over $2.4 million in expense to comply with Sarbanes-Oxley requirements and the accounting fees related to the restatement of foreign exchange accounting on intercompany balances.

Thanks to the efforts of our entire staff on a global basis, we completed the installation of several modules of PeopleSoft and went "live" with the new system in December 2004 with a nearly seamless transition from our legacy software system. The successful implementation of PeopleSoft software was the result of several years of extraordinary effort by our information systems team and dedicated employees on a worldwide basis.

The implementation of the new PeopleSoft system has given us the information technology resources to accelerate the growth of the company for many years to come.

In July 2005, after the close of our fiscal year, we successfully completed the acquisition of ACT Kern GmbH located in southern Germany, a leading display technology company in Europe. We are extremely pleased to have ACT Kern as part of the Richardson family of companies. Kern's engineering resources, combined with their ability to design, develop, and produce LCD displays, will create a European center of excellence that enables us to provide a much broader range of customized display solutions throughout Europe and the Middle East. The combination of ACT Kern and Pixelink gives us the technical resources to dramatically expand our display sales on a global basis.

In June 2005, we appointed David DeNeve as Senior Vice President and Chief Financial Officer to lead the Company's global Finance organization. Mr. DeNeve spent ten years with Material Sciences Corporation where he held numerous management positions of increasing responsibility in finance and accounting, most recently as Vice President and Controller. David's experience in dealing with change management will be a great asset to Richardson as we transition the Company's operations further towards engineered solutions. We are extremely pleased to have David join the senior management team of Richardson Electronics.

We are convinced that our strategy of engineered solutions combined with a reorganized and much more efficient organization will continue to produce record sales and return the Company to record levels of profitability in the future. We appreciate your continued investment in Richardson Electronics.



Edward J. Richardson
Chairman of the Board
& Chief Executive Officer



Bruce W. Johnson
President & Chief Operating Officer

July 31, 2005



Edward J. Richardson
Chairman of the Board
& Chief Executive Officer



Bruce W. Johnson
President &
Chief Operating Officer

RFWC



Cali Capture™ Cellular Signal Enhancer.

The RF and Wireless Communications Group (RFWC) serves the expanding global RF and wireless communications market, including infrastructure and wireless networks. Our design centers, product managers and sales team of RF and wireless engineers assist customers in designing circuits, selecting cost-effective components, reference designs, prototype testing and assembly.

We believe RFWC to be the world leader in the design-in and technical support of RF and wireless components. RFWC represents a true extension of our customers' engineering departments by offering complete engineering and technical support from the design-in of RF and wireless components to the development of engineered solutions for system requirements. We also offer global visibility to our vendor partners to facilitate improved forecasting and new product development by tracking every identified RFWC design opportunity worldwide by application and supplying this information to our vendor partners.





We have strategically located design Centers Of Excellence (COE) worldwide, with each focusing on specific products and solutions using state-of-the-art technology. The global relationships and programs we have established with the most technically advanced RF and wireless vendors facilitate the continuous support of our customers with solutions using the newest, technologically advanced components available. We know of no other company that offers the design-to-production visibility of RF and wireless programs on a global basis like Richardson Electronics.

RFWC continues to have one of the strongest and most unique business models in the industry. As we continue to show strong growth and out perform the market, our reputation as one of the world's premiere service providers has led to new relationships with suppliers seeking our services. Continued relationships with such leading suppliers as Aeroflex, Anaren, ATC, Freescale, HUBER + SUHNER, M/A-COM, Peregrine Semiconductor and WJ Communications also contributed to our sales growth.

Our transition into engineered solutions has grown sales to over $266M over the past three years. With this transition and the ever growing brand awareness of Richardson Electronics as a source for RF and wireless components and products, we are looking forward to continued growth in fiscal 2006 and will continue to put the infrastructure and global programs in place to support this evolution into a true technology based company. In the coming year, RFWC will be implementing and educating the field on program management resources, global and regional alliance partners, and RF Edge. These three programs will help expedite our transition into more engineered solutions opportunities and revenue in fiscal 2006.



IPG

The Industrial Power Group (IPG) is dedicated to providing engineered solutions for customers ranging across a wide spectrum of today's top high power, high frequency markets, including: semiconductor wafer fabrication equipment, industrial heating, power supply, medical, transportation and broadcast. Our sales and manufacturing engineers design solutions for applications such as plasma generation, dielectric & induction heating, laser, welding, power supplies, alternative energy and MRI.

From power semiconductors to electron tubes, IPG's strategy is to provide engineered solutions and components as required for our key customers. Many of our products are designed to convert raw energy into a useful form that is needed to operate machinery for industrial applications. The principal customers for IPG are leading original equipment manufacturers (OEMs), contract manufacturers (CMs), suppliers of electronic equipment used in industrial power applications and end users (MRO).

To properly support the markets' needs, IPG is divided into five Business Units: Industrial Tubes, Broadcast Tubes, CW-Microwave, Power Semiconductor and Passives.



Our dual role as a global electronics distributor and specialty manufacturer is unique and promotes alignment and enhanced participation with many of our vendor partners to form integrated solutions that perform to our customers' requirements in a given application. We differentiate ourselves from our competitors by leveraging our ability to fabricate, integrate, and ultimately manufacture products under one umbrella while also providing logistic services and ongoing technical support. This vertical integration not only gives IPG enhanced control over our processes, it also provides customers with shortened lead times and low cost subsystems. Our products must meet our customer's exacting specifications. In order to maintain complete customer satisfaction, IPG adheres to stringent quality control standards and undergoes extensive inspections of its manufacturing processes, equipment and quality control systems.



A 500W, 40.68 MHz Industrial RF Pallet.

Continued global expansion of our business is contributing to both our vacuum tube and solid-state sales growth. Over the past year, IPG experienced sales growth in both product areas. We continue to expand existing vendor alliances and seek additional collaboration on new efforts with the leading manufacturers of electronics used in industrial power applications. IPG currently partners with and supports an array of suppliers, including: Advanced Power Technology, Amperex, Cornell-Dubilier, CPI- Eimac, General Electric, International Rectifier, Jennings, Litton, Mitsubishi, NJRC, National, Powerex, Vishay Draloric, Wakefield and many other recognized names in the industry. The common thread within the IPG supplier base is that each of these companies offers niche products that are essential components for high power high frequency industrial applications.

IPG will remain focused on high-power and high-frequency technologies allowing us to participate in growth markets where new applications are constantly being developed. Our engineered solutions model enables us to work with our customers as their technology requirements evolve and then communicate their needs to our vendor partners to assist in the development of the appropriate new products. Our ultimate goal is to continue to facilitate growth at both our customers and vendors. We will do this by developing and introducing new technologies that will enhance performance and open new markets for our products.



DSG



An integrated protective panel on a 37 inch LCD monitor with a custom NOMAD™ PC.

The Display Systems Group (DSG) is a global provider of integrated display products and systems to the public information, financial, point-of-sale and medical imaging markets. DSG partners with leading hardware vendors to offer the highest quality liquid crystal display (LCD), plasma, cathode ray tube (CRT) and customized display monitors. Our engineers design custom display solutions that include specialized finishes, touch-screens, protective panels, custom enclosures and private branding.

DSG's highly trained and experienced workforce is dedicated to increasing efficiencies within our customers' business through engineered solutions. DSG customers benefit from our technical knowledge and support of the respective needs of each market segment. Our team of experienced field application engineers is unsurpassed in the industry and we feel it is our responsibility to provide the highest level of service to our customers and ensure that systems operate at specified performance levels. By strategically selecting high-quality products, hardware suppliers and collaborating with leading software vendors, we are able to offer a superior display platform for a variety of integrated software and hardware applications. We remain confident in our ability to provide our customers with the most cost-effective, custom display solutions in the industry.

DSG's unmatched engineered solutions capabilities continue to drive above-average industry growth. Keys to success include superior vendor partnerships, a global distribution platform, in-depth product application knowledge and extensive logistics and supply chain capabilities. Furthermore, as a technical leader in the industry, DSG will continue to aggressively pursue new growth opportunities.

DSG's fiscal 2005 growth in the marketplace was achieved through both product and geographic diversity. Successful ventures with medical software OEMs have allowed us to provide display and systems solutions to many of the hospitals in North America. Additionally, noteworthy ventures with 3M Microtouch allowed us to be one of the select integrators for the new Dispersive Signal Touch technology which will drive large format public information touch displays. Lastly, a successful partnership with Intel Corporation has allowed us to build enterprise servers and very small form factor digital signage players for the rapidly growing signage market.

The outlook for DSG is bright. Our fiscal 2005 achievements have brought critical mass and name recognition for Richardson Electronics in the marketplace. Growth is expected from driving consistency to the company's branding, capabilities, systems, and processes, generating further penetration into the existing customer base. In addition, DSG will continue to leverage its capabilities to expand the geographic footprint of the current business model.



SSD

The Security Systems Division (SSD) is a global provider of closed circuit television (CCTV), fire, burglary, access control, sound and communications products, and accessories for the residential, commercial and government markets. It sells its products under the Richardson Electronics name in the US, Latin America and Europe, and as Burtek Systems in Canada. SSD specializes in design-in support, offering extensive expertise in applications requiring digital technology. Our products are primarily used for security and access control purposes, but are also utilized in industrial applications, mobile video and traffic management. As a global leader and provider of engineered solutions, SSD has built a business model that leverages our people, partnerships and products.

SSD offers one of the industry's most highly trained and experienced workforces. Providing training, technical support and service, while helping integrators qualify their end-user requirements and design customized solutions, has helped position SSD as a market leader.

SSD partners with more than 100 of the world's leading CCTV, sound, fire, burglary and access control vendors while also supporting our own private label brands, National Electronics™, Capture®, Elite National Electronics™, and AudioTrak®.



Our suppliers trust SSD to stock an extensive line of name brand products and to help market these to dealers and integrators. Our customers count on us to recommend high-quality products, in addition to staying abreast of new products, trends and the skills required to provide complete solutions. Our focus on meeting the product and service demands of thousands of customers, both domestically and internationally, allows us to provide our global customers with the most expansive selection of cost-effective engineered solutions within the security industry.



The National Elite DVR is an easy-to-use digital recording solution. Its ability to interface with virtually any POS system sets it apart from its competitors..

SSD annual revenues contributed to the financial successes of Richardson Electronics through continued global sales, marketing focus on its private label brands and the launch of AudioTrak in the US in fiscal 2005. SSD set the stage for improved sales and profitability by organizing global marketing and operations teams under the leadership of Burtek's senior management team. SSD also formed a joint venture with Light Speed Labs to create VConex, LLC with the objective of developing proprietary technologies to create new technological families which integrate video acquisition, storage, retrieval and display into single solutions with secure global data access over network infrastructures.

SSD will continue to strengthen its infrastructure, add new product lines and technological families, and provide value-added services to our global market. Additionally, we will continue to develop strategic partnerships with technology companies who offer exclusive relationships and joint venture opportunities, while also developing an outside sales strategy focused on building demand for network solutions. We expect the combination of these activities will move SSD to the forefront of the market, thereby facilitating continued growth.



Five-Year Financial Review

(in thousands, except per share amounts)

This information should be read in conjunction with the Company's consolidated financial statements, accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

					Fiscal Year Ended[1]
Statement of Operations Data	2005[2]	2004[3]	2003[4]	2002[5]	2001
Net sales[6]	$ 578,724	$ 519,823	$ 464,381	$ 443,415	$ 502,197
Costs of products sold	441,817	392,117	365,427	349,326	370,819
Gross margin	136,907	127,706	98,954	94,089	131,378
Selling, general and administrative expenses[6]	128,733	108,299	100,613	98,993	94,272
(Gain) loss on disposal of assets[7]	(9,918)	579	—	—	—
Other expense, net	7,538	10,258	9,700	12,695	13,042
Income (loss) before income taxes and cumulative effect of accounting change	10,554	8,570	(11,359)	(17,599)	24,064
Income tax provision (benefit)	21,865	2,537	(2,370)	(6,268)	7,819
Income (loss) before cumulative effect of accounting change	(11,311)	6,033	(8,989)	(11,331)	16,245
Cumulative effect of accounting change, net of tax[8]	—	—	(17,862)	—	—
Net income (loss)	$ (11,311)	$ 6,033	$ (26,851)	$ (11,331)	$ 16,245
Income (loss) per share - basic:					
Before cumulative effect of accounting change	$ (.67)	$ .43	$ (.65)	$ (.83)	$ 1.22
Cumulative effect of accounting change, net of taxes	—	—	(1.29)	—	—
Net income (loss) per share - basic	$ (.67)	$ .43	$ (1.94)	$ (.83)	$ 1.22
Income (loss) per share - diluted:					
Before cumulative effect of accounting change	$ (.67)	$ .42	$ (.65)	$ (.83)	$ 1.12
Cumulative effect of accounting change, net of taxes	—	—	(1.29)	—	—
Net income (loss) per share - diluted	$ (.67)	$ .42	$ (1.94)	$ (.83)	$ 1.12
Dividends per common share[9]	$ .16	$ .16	$ .16	$ .16	$ .16

					Fiscal Year Ended
Net Sales by Strategic Business Unit[10]	2005	2004	2003	2002	2001
RF & Wireless Communications Group (RFWC)	$ 265,602	$ 231,389	$ 204,427	$ 181,969	$ 220,545
Industrial Power Group (IPG)	122,906	112,737	95,508	95,018	112,889
Security Systems Division (SSD)	105,581	101,979	92,090	85,087	82,352
Display Systems Group (DSG)	78,078	66,452	64,191	60,697	59,476
Medical Glassware (MG) [11]	—	—	—	12,940	15,966
Corporate [12]	6,557	7,266	8,165	7,704	10,969
Consolidated	$ 578,724	$ 519,823	$ 464,381	$ 443,415	$ 502,197

					Fiscal Year Ended
Balance Sheet Data	2005	2004	2003	2002	2001
Cash and cash equivalents	$ 24,530	$ 16,927	$ 16,874	$ 15,296	$ 15,946
Working capital	159,326	174,369	179,303	186,554	225,436
Property, plant and equipment, net	31,821	30,589	31,088	28,827	28,753
Total assets	287,818	282,945	267,408	286,653	321,557
Current maturities of long-term debt	22,305	4,027	46	38	205
Long-term debt	98,028	133,813	138,396	132,218	155,134
Stockholders' equity	104,048	88,167	78,821	102,955	112,795

(1) *Fiscal Year - The Company's fiscal year ends on the Saturday nearest the end of May. Each of the fiscal years presented contains 52/53 weeks. All references herein for the years 2005, 2004, 2003, 2002, and 2001 represent the fiscal years ended May 28, 2005, May 29, 2004, May 31, 2003, June 1, 2002, and June 2, 2001, respectively.*

(2) *In the third quarter of fiscal 2005, the Company recorded a $2.2 million restructuring charge to selling, general and administrative expenses as the Company terminated over 60 employees. In addition, the Company recorded incremental tax provisions of $13.1 million in fiscal 2005 to increase the valuation allowance related to its deferred tax assets in the United States ($12.3 million) and outside the United States ($0.8 million).*

(3) *The Company recorded incremental tax provisions of $2.5 million in fiscal 2004 to increase the valuation allowance related to its deferred tax assets outside the Unites States.*

(4) *In the fourth quarter of fiscal 2003, the Company recorded a $16.1 million charge ($10.3 million net of tax) principally related to inventory write-downs and restructuring charges, including a $1.7 million restructuring charge to selling, general and administrative expenses as the Company eliminated over 70 positions or approximately 6% of its workforce. In addition, the Company recorded incremental tax provisions of $1.6 million to establish a valuation allowance related to its deferred tax assets outside the United States.*

(5) *In the third quarter of fiscal 2002, the Company recorded a $4.6 million loss ($2.9 million net of tax) related to the disposition of its medical glassware business. In the fourth quarter of fiscal 2002, the Company recorded a $15.3 million charge ($9.8 million net of tax) primarily related to inventory obsolescence.*

(6) *The Company reclassified customer discounts from selling, general and administrative expenses to net sales for fiscal 2004, 2003, 2002, and 2001 to conform to the fiscal 2005 presentation.*

(7) *In the fourth quarter of fiscal 2005, the Company completed the sale of approximately 205 acres of undeveloped real estate adjoining its headquarter in LaFox, Illinois, resulting in a gain of $9.9 million before taxes.*

(8) *In the second quarter of fiscal 2003, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" and as a result recorded a cumulative effect of accounting change of $17.9 million (net of tax of $3.7 million) to write off impaired goodwill. Additionally, effective at the beginning of fiscal 2003, the Company no longer amortizes goodwill. Income (loss) before income taxes included goodwill amortization of $577 in fiscal 2002 and $612 in fiscal 2001.*

(9) *The dividend per Class B common share was 90% of the dividend per common share.*

(10) *Certain amounts in prior periods were reclassified to conform to the fiscal 2005 presentation.*

(11) *In the third quarter of fiscal 2002, the Company sold certain assets of its Medical Systems Group, specifically, inventory and other assets related to its medical glassware product line (MG). MG net sales of $390, $547, and $1,269 in fiscal 2005, 2004 and 2003, respectively, have been reclassified into Corporate.*

(12) *Includes freight billed to customers.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

For the second consecutive year, Richardson Electronics, Ltd. (the "Company") achieved record sales with all four strategic business units growing sales for the third year in a row. Sales increased to $578.7 million in fiscal 2005 with strong demand for custom display and wireless products. Sales at all four of the Company's geographic areas increased over fiscal 2004 with continued strength in Asia/Pacific where sales achieved double-digit growth for the seventh consecutive year.

In fiscal 2005, the Company recorded a net loss of $11.3 million, or $0.67 per diluted share, which included incremental tax provisions, gain on sale of land, restructuring and other charges. Incremental income tax provisions of $13.1 million were recorded in fiscal 2005 primarily to increase the valuation allowance related to the Company's deferred tax assets. The Company sold approximately 205 acres of undeveloped real estate adjoining its headquarters in the fourth quarter of fiscal 2005, resulting in a realized gain of $9.9 million before taxes. In addition, the Company implemented restructuring actions at the end of the third quarter of fiscal 2005, which included changes in management and a reduction in workforce of over 60 employees, to accelerate the alignment of operations with the Company's engineered solutions strategy and improve operating efficiency. Restructuring charges of $2.2 million and incremental inventory write-down charges of $0.9 million were recorded in the fiscal year. The restructuring charges were recorded to selling, general and administrative expenses.

In December 2004, the Company acquired the assets of Evergreen Trading Company, a distributor of passive components in China. The aggregate acquisition price was $0.4 million, which was paid in cash. Evergreen Trading Company has been integrated into the Industrial Power Group (IPG). Evergreen Trading Company is similar to the Company in that they also emphasize engineered solutions by offering technical services and design assistance. This acquisition is intended to provide IPG with an infrastructure and a selling organization to more aggressively expand its business throughout China.

Also in December 2004, the Company formed a joint venture with Light Speed Labs, LP to support the Security System Division and Display Systems Group. The joint venture was organized as a limited liability company under the name VConex, LLC and is expected to develop distinctive and proprietary security and display solutions which will be exclusively marketed through the Company. This venture is expected to provide engineering resources and expertise to develop network video technology applications for large national accounts such as retail and hospitality chains for security and display solutions needs.

Description of Business

Richardson Electronics, Ltd. is a global provider of engineered solutions and a distributor of electronic components to the radio frequency (RF) and wireless communications, industrial power conversion, security, and display systems markets. Utilizing its core engineering and manufacturing capabilities, the Company is committed to a strategy of providing specialized technical expertise and value-added products, or "engineered solutions," in response to customers' needs. These solutions consist of products which the Company manufactures or modifies and products which are manufactured to its specifications by independent manufacturers under the Company's own private labels. Additionally, the Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for its customers' end products. Design-in support includes component modifications or the identification of lower-cost product alternatives or complementary products.

The Company's products include RF and microwave components, power semiconductors, electron tubes, microwave generators, data display monitors, and electronic security products and systems. These products are used to control, switch or amplify electrical power or signals, or as display, recording, or alarm devices in a variety of industrial, communication, and security applications.

The Company's marketing, sales, product management, and purchasing functions are organized as four strategic business units (SBUs): RF & Wireless Communications Group (RFWC), Industrial Power Group (IPG), Security Systems Division (SSD), and Display Systems Group (DSG), with operations in the major economic regions of the world: North America, Europe, Asia/Pacific, and Latin America.

Results of Operations

Net Sales and Gross Margin Analysis

In fiscal 2005, consolidated net sales increased 11.3% to $578.7 million as all four SBUs increased net sales over the prior year with strong demand for custom display and wireless products. Consolidated net sales in fiscal 2004 increased 11.9% to $519.8 million due to increased demand across all SBUs. Net sales by SBU and percent of consolidated net sales are presented in the following table (in thousands):

Net Sales	May 28, 2005	May 29, 2004*	May 31, 2003*	FY05 - 04 % Change	FY04 - 03 % Change
RFWC	$ 265,602	$ 231,389	$ 204,427	14.8 %	13.2 %
IPG	122,906	112,737	95,508	9.0 %	18.0 %
SSD	105,581	101,979	92,090	3.5 %	10.7 %
DSG	78,078	66,452	64,191	17.5 %	3.5 %
Other	6,557	7,266	8,165	(9.8) %	(11.0) %
Total	$ 578,724	$ 519,823	$ 464,381	11.3 %	11.9 %

**NOTE: The data has been reclassified to conform with the fiscal 2005 presentation. The modification includes reclassifying customer cash discounts from selling, general and administrative expenses to net sales. Other consists of freight, other non-specific sales and gross margins, and customer cash discounts.*

Gross margin for each SBU and margin as a percent of each SBU's net sales are shown in the following table. Gross margin reflects the distribution product margin less manufacturing variances, customer returns, scrap and cycle count adjustments, engineering costs, and other provisions. Gross margin on freight, inventory obsolescence provisions, and miscellaneous costs are included under the caption "Other" in fiscal 2004 and 2003. In fiscal 2005, the Company allocated charges related to inventory overstock directly to each SBU (in thousands):

Gross Margin	May 28, 2005		May 29, 2004*		May 31, 2003*	
RFWC	$ 58,162	21.9 %	$ 52,340	22.6 %	$ 45,687	22.3 %
IPG	37,005	30.1 %	34,694	30.8 %	29,523	30.9 %
SSD	26,889	25.5 %	26,045	25.5 %	22,939	24.9 %
DSG	17,865	22.9 %	17,105	25.7 %	16,218	25.3 %
Subtotal	139,921	24.5 %	130,184	25.4 %	114,367	25.1 %
Other	(3,014)		(2,478)		(15,413)	
Total	$ 136,907	23.7 %	$ 127,706	24.6 %	$ 98,954	21.3 %

**NOTE: The data has been reclassified to conform with the fiscal 2005 presentation. The modification includes reclassifying customer cash discounts from selling, general and administrative expenses to net sales. Other consists of freight, other non-specific sales and gross margins, and customer cash discounts.*

In fiscal 2005, the Company implemented restructuring actions at the end of the third quarter, which included changes in management and a reduction in workforce of over 60 employees, in an effort to reduce its cost structure, accelerate the alignment of operations with the Company's engineered solutions strategy, and improve operating efficiency. As a result of the restructuring actions, a restructuring charge of $2.2 million was recorded in selling, general and administrative expenses (SG&A) in the third quarter of fiscal 2005. During the fourth quarter of fiscal 2005, the employee severance and related costs were adjusted resulting in a $0.2 million decrease in SG&A due to the difference between estimated severance costs and actual payouts. Severance costs of $1.1 million were paid in fiscal 2005. The remaining balance payable in fiscal 2006 has been included in accrued liabilities. As of May 28, 2005, the following tables depict the amounts associated with the activity related to restructuring by reportable segment (in thousands):

Fiscal 2003

	Restructuring Liability June 1, 2002	Reserve Recorded Fiscal 2003	Payments Fiscal 2003	Adjustment to Reserve Fiscal 2003	Restructuring Liability May 31, 2003
Employee severance and related costs:					
RFWC	$ —	$ 468	$ (125)	$ —	$ 343
IPG	—	86	(5)	—	81
SSD	—	161	(40)	—	121
DSG	—	62	(24)	—	38
Corporate	250	833	(474)	—	609
Total	250	1,610	(668)	—	1,192
Lease termination costs:					
SSD	—	210	—	—	210
Total	$ 250	$ 1,820	$ (668)	$ —	$ 1,402

Fiscal 2004

	Restructuring Liability May 31, 2003	Reserve Recorded Fiscal 2004	Payments Fiscal 2004	Adjustment to Reserve Fiscal 2004	Restructuring Liability May 29, 2004
Employee severance and related costs:					
RFWC	$ 343	$ 289	$ (632)	$ —	$ —
IPG	81	—	(81)	—	—
SSD	121	—	(121)	—	—
DSG	38	—	(38)	—	—
Corporate	609	—	(321)	(288)	—
Total	1,192	289	(1,193)	(288)	—
Lease termination costs:					
SSD	210	—	—	(210)	—
Total	$ 1,402	$ 289	$(1,193)	$ (498)	$ —

Fiscal 2005

	Restructuring Liability May 29, 2004	Reserve Recorded Fiscal 2005	Payments Fiscal 2005	Adjustment to Reserve Fiscal 2005	Restructuring Liability May 28, 2005
Employee severance and related costs:					
RFWC	$ —	$ 909	$ (392)	$ (199)	$ 318
IPG	—	325	(142)	—	183
SSD	—	99	(90)	16	25
DSG	—	416	(186)	—	230
Corporate	—	368	(298)	—	70
Total	—	2,117	(1,108)	(183)	826
Lease termination costs:					
SSD	—	35	—	—	35
Total	$ —	$ 2,152	$(1,108)	$ (183)	$ 861

In addition to the restructuring charge, the Company recorded inventory write-down charges of $0.9 million in fiscal 2005. In fiscal 2003, the Company recorded a provision of $13.8 million primarily for inventory obsolescence, overstock, and shrink to write down inventory to net realizable value as the Company aligned its inventory and cost structure to current sales levels amid continued economic slowdown and limited visibility.

Net sales and gross margin trends are analyzed for each strategic business unit in the following sections.

RF & Wireless Communications Group

RF & Wireless Communications Group net sales increased 14.8% in fiscal 2005 to $265.6 million. The sales growth was driven by continued strength in the network access and passive/interconnect product lines as net sales grew 22.1% and 18.0% to $105.3 million and $53.3 million, respectively. Net sales in Asia/Pacific increased 22.9% to $94.2 million in fiscal 2005. In fiscal 2004, RFWC net sales increased 13.2% to $231.4 million due to stronger demand for network access and passive/interconnect products, partially offset by weaker demand in some specialty and broadcast products. The network access and passive/interconnect product line posted net sales growth of 25.7% and 29.1% to $86.4 million and $45.2 million, respectively, in fiscal 2004. RFWC Canadian net sales increased 51.2% to $11.0 million and its Asia/Pacific net sales increased 37.1% to $76.8 million in fiscal 2004.

Gross margins in fiscal 2005 decreased 70 basis points primarily due to inventory write-downs of $1.3 million recorded in the third quarter of fiscal 2005 when the Company implemented restructuring actions. In fiscal 2004, gross margins were up 30 basis points, led by the sales growth of higher margin network access and passive/interconnect product lines. Network access and passive/interconnect product lines gross margins were 24.1% and 25.7% in fiscal 2004 and 24.9% and 27.1% in fiscal 2003, respectively. Gross margins in Canada and Asia/Pacific increased 45.6% and 31.7% in fiscal 2004, respectively.

Industrial Power Group

Industrial Power Group net sales in fiscal 2005 grew 9.0% to $122.9 million as power component net sales increased 17.3% to $40.7 million. Tube net sales grew 4.3% in fiscal 2005 to $80.8 million. In fiscal 2004, net sales increased 18.0% to $112.7 million led by strong, broad-based demand. IPG tube net sales in fiscal 2004 increased 14.8% to $77.4 million and power component net sales increased 25.7% to $34.7 million.

Gross margins in fiscal 2005 decreased 70 basis points to 30.1% primarily due to additional freight expenses of $0.5 million and sales growth of lower margin power component products, which had gross margins of 26.1% in fiscal 2005. Gross margins were relatively flat at 30.8% and 30.9% in fiscal 2004 and 2003, respectively.

Security Systems Division

Net sales for the Security Systems Division increased 3.5% in fiscal 2005 to $105.6 million driven by stronger demand in Canada, partially offset by weaker demand in the U.S. and Europe. Net sales in Canada grew 12.9% to $58.5 million with net sales in the U.S. and Europe declining 8.7% and 4.4% to $27.9 million and $14.2 million, respectively, in fiscal 2005. Net sales in fiscal 2004 exceeded $100 million for the first time, up 10.7% from fiscal 2003 to $102.0 million with strong growth in Canada and renewed growth in the U.S., principally due to an increase in digital video recorder sales. SSD net sales increased 10.5% in the U.S. to $30.6 million and 14.2% in Canada to $51.8 million, respectively, in fiscal 2004.

Gross margins were 25.5% in both fiscal 2005 and 2004. Inventory write-downs of $0.3 million recorded in the third quarter of fiscal 2005 when the Company implemented restructuring actions and additional freight expenses of $1.0 million were partially offset by increased sales growth of higher margin private label sales. In fiscal 2004, gross margins were up 60 basis points as higher margin digital technology products represented a larger percentage of net sales.

Display Systems Group

Display Systems Group net sales in fiscal 2005 grew 17.5% to $78.1 million as large orders drove custom display net sales to increase by 63.7% to $22.0 million. DSG net sales increased 3.5% in fiscal 2004 to $66.5 million as medical monitor net sales increased 14.7% to $26.8 million, reflecting the continued shift from a film-based environment to digital systems. Due to the timing of large project based business, custom display sales declined 18.3% in fiscal 2004 to $13.5 million.

Gross margins in fiscal 2005 decreased 280 basis points primarily due to declining average selling prices for medical monitors. In fiscal 2004, gross margins increased 40 basis points as monitors and specialty displays expanded margins, partially offset by slightly lower margins in custom displays and cathode ray tubes.

Sales by Geographic Area

The Company has grown through a balanced emphasis on investment in both North America and other areas of the world and currently has 34 facilities in North America, 20 in Europe, 16 in Asia/Pacific, and 5 in Latin America. On a geographic basis, the Company primarily categorizes its sales by destination: North America, Europe, Asia/Pacific, Latin America, and Corporate. Net sales and gross margin, as a percent of net sales, by geographic area are as follows (in thousands):

Net Sales	May 28, 2005	May 29, 2004*	May 31, 2003*	FY05 - 04 % Change	FY04 - 03 % Change
North America	$ 303,708	$ 275,491	$ 259,606	10.2 %	6.1 %
Europe	123,846	116,714	103,029	6.1 %	13.3 %
Asia/Pacific	124,799	104,068	78,146	19.9 %	33.2 %
Latin America	21,366	20,065	20,521	6.5 %	(2.2) %
Corporate	5,005	3,485	3,079	43.6 %	13.2 %
Total	$ 578,724	$ 519,823	$ 464,381	11.3 %	11.9 %

Gross Margin	May 28, 2005		May 29, 2004*		May 31, 2003*	
North America	$ 80,262	26.4 %	$ 71,763	26.0 %	$ 67,829	26.1 %
Europe	35,258	28.5 %	33,603	28.8 %	28,287	27.5 %
Asia/Pacific	29,691	23.8 %	23,304	22.4 %	17,895	22.9 %
Latin America	5,879	27.5 %	4,860	24.2 %	5,272	25.7 %
Subtotal	151,090	26.3 %	133,530	25.9 %	119,283	25.9 %
Corporate	(14,183)		(5,824)		(20,329)	
Total	$136,907	23.7 %	$127,706	24.6 %	$ 98,954	21.3 %

**NOTE: The data has been reclassified to conform to the fiscal 2005 presentation. The modification includes reclassifying customer cash discounts. Europe includes sales and gross margins to Middle East and Africa. Corporate consists of freight and other non-specific sales and gross margins.*

Net sales in North America increased 10.2% to $303.7 million in fiscal 2005 led by strong display systems and wireless demand in the U.S. and continued growth in security systems sales in Canada. In fiscal 2004, net sales in North America increased 6.1% to $275.5 million, primarily from Canada's sales growth of 18.6% to $69.7 million, which was led by improved wireless demand and continued strength in the security systems market. The U.S. had limited sales growth in fiscal 2004 due to completion of a large wireless infrastructure project in the prior year and a trend of customers moving manufacturing to Asia. Gross margins in North America improved 40 basis points in fiscal 2005 due to expanding margins in Canada for security systems and wireless sales. In fiscal 2004, gross margins remained relatively flat compared to fiscal 2003.

Net sales in Europe increased 6.1% to $123.8 million in fiscal 2005 driven by continued wireless demand growth, particularly in the United Kingdom, France, and Israel. In fiscal 2004, net sales in Europe increased 13.3% to $116.7 million as all countries posted increases in sales, partially due to the weakening U.S. dollar. Italy and Israel led the sales growth in fiscal 2004 with strong wireless demand, specifically network access gains in Italy and infrastructure growth in Israel. Gross margins in Europe decreased 30 basis points in fiscal 2005 due to a decline in high margin cathode ray tube sales in DSG. In fiscal 2004, gross margins improved 130 basis points from 27.5% to 28.8%.

The Company experienced its seventh consecutive year of double-digit growth in Asia/Pacific as net sales grew 19.9% to $124.8 million led by China's on-going demand growth. Net sales in China increased 60% in fiscal 2005 to $40.4 million. In fiscal 2004, net sales in Asia/Pacific advanced 33.2% in fiscal 2004 following a 13.6% increase in fiscal 2003. Net sales in China continued to grow rapidly, increasing 83.3% to $25.3 million in fiscal 2004 with RFWC net sales more than doubling from the prior year to $21.0 million, as a result of strong infrastructure, network access, and passive/interconnect demand. In fiscal 2005, the Company's gross margins in Asia/Pacific improved 140 basis points due to expanding margins for wireless sales, particularly in Korea, partially offset by the large sales growth in China at lower margins. Fiscal 2004 gross margins in Asia/Pacific declined slightly from 22.9% to 22.4%.

Net sales in Latin America grew 6.5% in fiscal 2005 to $21.4 million as all four strategic business units increased sales. In fiscal 2004, net sales in Latin America declined 2.2% to $20.1 million as decreased broadcast demand in Colombia and Mexico was partially offset by increased industrial power demand in Brazil and Colombia. Gross margins in Latin America improved 330 basis points in fiscal 2005 as margins recovered for security systems and industrial power sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 18.9% in fiscal 2005 to $128.7 million from $108.3 million in fiscal 2004. The Company implemented restructuring actions at the end of the third quarter of fiscal 2005, which included changes in management and a reduction in workforce, to accelerate the alignment of operations with the Company's engineered solutions strategy and improve operating efficiency. Increases in expenses included $2.2 million of restructuring costs, $8.5 million of payroll-related expenses, $2.4 million of audit, tax, and Sarbanes-Oxley compliance fees, and incremental expenses related to bad debt, facility costs, and travel. The increase in payroll-related expenses, facility costs, and travel were mainly attributable to supporting the growth in sales.

Selling, general and administrative expenses increased $7.7 million in fiscal 2004 to $108.3 million. Payroll-related expenses increased $4.6 million due primarily to increased sales and additional headcount required to support the sales growth. For fiscal 2004, total selling, general and administrative expenses decreased to 20.8% of sales compared to 21.7% in fiscal 2003.

(Gain) Loss on Disposal of Assets

On May 26, 2005, the Company completed the sale of approximately 205 acres of undeveloped real estate adjoining its headquarters in LaFox, Illinois. The sale resulted in a gain of $9.9 million, before taxes, and was recorded in gain on disposal of assets in the Consolidated Statements of Operations in fiscal 2005.

Other Income and Expenses

Interest expense decreased to $8.9 million in fiscal 2005 as a result of payments made to reduce debt from the proceeds received from an equity offering made in the first quarter of fiscal 2005 and elimination of a fixed rate swap, offset by interest on incremental borrowings to fund working capital requirements. Interest expense decreased slightly in fiscal 2004 to $10.3 million, partially due to lower interest on revolving credit agreement and bank loans. The weighted average interest rate was 6.38%, 5.98%, and 6.09% for fiscal 2005, 2004, and 2003, respectively.

Other, net expenses included a foreign exchange gain of $910 and investment income of $388 in fiscal 2005 compared to a foreign exchange loss of $363 and investment income of $227 in fiscal 2004.

Income Tax Provision

At May 28, 2005, domestic net operating loss carryforwards (NOL) amount to approximately $19.9 million. These NOLs expire between 2023 and 2025. Foreign net operating loss carryforwards total approximately $18.4 million with various or indefinite expiration dates. In fiscal 2005, the Company recorded an additional valuation allowance of approximately $0.8 million relating to deferred tax assets and net operating loss carryforwards relating to certain foreign subsidiaries. Also, due to changes in the level of certainty regarding realization, a valuation allowance of approximately $12.3 million was established in fiscal 2005 to offset certain domestic deferred tax assets and domestic net operating loss carryforwards. The Company also has an alternative minimum tax credit carryforward at May 28, 2005, in the amount of $1.2 million that has an indefinite carryforward period.

Income taxes paid, including foreign estimated tax payments, were $3.3 million, $1.7 million, and $2.7 million in fiscal 2005, 2004, and 2003, respectively.

At the end of fiscal 2004, all of the cumulative positive earnings of the Company's foreign subsidiaries, amounting to $35.1 million, were considered permanently reinvested pursuant to APB No. 23, Accounting for Income Taxes-Special Areas. As such, U.S. taxes were not provided on these amounts. In fiscal 2005, the Company determined that approximately $12.9 million of its foreign subsidiaries' earnings may be distributed in future years. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income tax and foreign withholding taxes. As such, the Company has established a deferred tax liability of approximately $4.9 million. The remaining cumulative positive earnings of the Company's foreign subsidiaries were still considered permanently reinvested pursuant to APB No. 23 and amounted to $29.1 million.

The effective income tax rates for the fiscal years ended May 28, 2005 and May 29, 2004 were 36.7% and 29.6%, respectively, excluding the establishment of the domestic valuation allowance and deferred tax liabilities in fiscal 2005. Difference between the effective tax rate as compared to the U.S. federal statutory rate of 34% primarily results from the Company's geographical distribution of taxable income and losses, certain non-tax deductible charges, and the Company's extraterritorial income exclusion on export sales, net of state income taxes.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase out ending December 31, 2006 of the existing extraterritorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with the international trade protocols by the European Union. The tax benefit from the current ETI exclusion was $166 and $491 for fiscal 2005 and 2004. When this benefit is fully phased out, it will have a negative impact on the rate because the new deduction for qualified domestic activity will be of minimal benefit to the Company.

Another provision of the Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends-received deduction for certain dividends from controlled foreign corporations. The calculation of the deduction is subject to a number of limitations. This provision of the Act has no material impact on the operations of the Company for fiscal year 2005 and is expected to have no material impact on the operations of the Company for fiscal year 2006, as the Company does not intend at this time to repatriate earnings to the U.S. from foreign countries.

Future effective tax rates could be adversely affected by lower than anticipated earnings in countries where the Company has lower statutory rates, changes in the valuation of certain deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. In addition, the Company is subject to the examination of its income tax returns by U.S. and foreign tax authorities and regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of the provision for income taxes.

Net Income and Per Share Data

In fiscal 2005, the Company reported a net loss of $11.3 million, or $0.67 per diluted share, compared to net income of $6.0 million, or $0.42 per diluted share, in fiscal 2004. In fiscal 2003, the Company reported a net loss of $26.9 million, or $1.94 per diluted share.

Liquidity and Capital Resources

The Company has financed its growth and cash needs largely through income from operations, borrowings under the revolving credit facilities, an equity offering, issuance of convertible senior subordinated notes, and sale of assets. Liquidity provided by operating activities is reduced by working capital requirements, debt service, capital expenditures, dividends, and business acquisitions. Liquidity is increased by proceeds from borrowings and dispositions of businesses and assets.

Cash and cash equivalents were $24.5 million at May 28, 2005. During fiscal 2005, the Company utilized $2.0 million of cash in operating activities. The fiscal 2005 cash utilization was mainly due to the increase in inventories related to the Company's stocking levels required for new exclusive supplier agreements. Cash and cash equivalents were $16.9 million at May 29, 2004. During fiscal 2004, the Company generated $12.6 million of cash from operating activities. Working capital utilized $0.4 million in fiscal 2004 as receivables rose due to increased sales, partially offset by increased accounts payable.

Inventory days were approximately 81 days at the end of fiscal 2005, compared with 77 days at the end of fiscal 2004, primarily due to initial stocking packages required for new exclusive supplier agreements in fiscal 2005. Inventory management remains an area of focus as the Company seeks to balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements.

The Company provides engineered solutions, including prototype design and assembly, in niche markets. Additionally, the Company specializes in certain products representing trailing-edge technology that may not be available from other sources, and may not be currently manufactured. In many cases, the Company's products are components of production equipment for which immediate availability is critical to the customer. Accordingly, the Company enjoys higher gross margins, but has larger investments in inventory than those of a commodity electronics distributor.

Days sales outstanding were approximately 59 days at the end of fiscal 2005 as compared to approximately 52 days at the end of fiscal 2004. Days payable were approximately 28 days at the end of fiscal 2005, compared to 26 days at the end of fiscal 2004.

Net cash provided by financing activities was $6.3 million in fiscal 2005. During the first quarter, the Company had an equity offering for three million shares of common stock that contributed $27.8 million in net proceeds that was used to reduce debt by $17.5 million and to fund working capital requirements.

In October 2004, the Company renewed its multi-currency revolving credit agreement with the current lending group in the amount of $109.0 million. The agreement matures in October 2009, when the outstanding balance at that time will become due. At May 28, 2005, $53.3 million was outstanding on the agreement. The new agreement is principally secured by the Company's trade receivables and inventory. The agreement bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At May 28, 2005, the applicable margin was 175 basis points. Outstanding letters of credit were $1.4 million at May 28, 2005, leaving an unused line of $54.3 million under the total agreement; however, this amount was reduced to $2.6 million due to maximum permitted leverage ratios. The commitment fee related to the agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment.

At May 28, 2005, the Company was not in compliance with its credit agreement covenants with respect to the fixed charge coverage ratio. On August 24, 2005, the Company received a waiver from its lending group for the default and executed an amendment to the credit agreement. The amendment changed the maximum permitted leverage ratios and the minimum required fixed charge coverage ratios for each of the first three quarters of fiscal 2006 to provide the Company additional flexibility for these periods. The Company's earnings before interest, taxes, depreciation, and amortization (EBITDA), as defined in the credit agreement, was reduced in the second half of fiscal 2005 by restructuring charges, incremental inventory write-down charges, and additional SG&A spending due to higher costs related to audit, tax, and Sarbanes-Oxley compliance fees, as compared to previous quarters in fiscal 2005. As the Company continues to align operations with its engineered solutions strategy and improve operating efficiency in fiscal 2006, EBITDA may be impacted by additional costs associated with these initiatives. The Company anticipates that the amended credit agreement covenants will allow the Company flexibility to continue these initiatives while remaining in compliance with the credit agreement covenants. In addition, the amendment also provides that the Company will maintain excess availability on the borrowing base of not less than $23 million until June 30, 2006 if a default or event of default does not exist on or before this date. In addition, the applicable margin pricing has been increased by 25 basis points. In addition, the amendment extended the Company's requirement to refinance the remaining $22.3 million aggregate principal amount of the 7¼% convertible subordinated debentures and the 8¼% convertible senior subordinated debentures from February 28, 2006 to June 10, 2006.

In February 2005, the Company issued $44.7 million of 7¾% convertible senior subordinated notes due 2011 in exchange for $22.2 million of its 7¼% convertible subordinated debentures due December 2006 and $22.5 million of its 8¼% convertible senior subordinated debentures due June 2006. The new notes are convertible at the holder's option, at any time on or prior to maturity, into shares of the Company's common stock at a price equal to $18.00 per share, subject to adjustments in certain circumstances. On or after December 19, 2006, the Company may elect to automatically convert the new notes into shares of common stock if the trading prices of the common stock exceeds 125% of the conversion price of the new notes for at least twenty trading days during any thirty trading day period ending within five trading days prior to the date of the automatic conversion notice. Subsequent to the exchange, the Company had outstanding $4.8 million of 7¼% convertible subordinated debentures due December 2006, $17.5 million of 8¼% convertible senior subordinated debentures due June 2006, and $44.7 million of 7¾% convertible senior subordinated notes due December 2011. The amended credit agreement, however, requires the Company to refinance the remaining $22.3 million aggregate principal amount of the 8¼% convertible senior subordinated debentures and the 7¼% convertible subordinated debentures by June 10, 2006.

Annual dividend payments for fiscal 2005 amounted to $2.7 million. The Company's policy regarding payment of dividends is reviewed periodically by the Board of Directors in light of the Company's operating needs and capital structure. Over the last 18 years, the Company has been in a position to regularly pay a quarterly dividend of $0.04 per common share and $0.036 per Class B common share. The Company currently expects this trend to continue in fiscal 2006.

The Company spent approximately $7.1 million on capital projects during fiscal 2005, primarily related to implementing PeopleSoft purchasing and inventory modules, facility improvements at the Corporate headquarters, disaster recovery equipment, and Sarbanes-Oxley remediation software and hardware. The Company spent approximately $5.4 million on capital projects in fiscal 2004. The fiscal 2004 amount primarily related to capitalized PeopleSoft development costs, system hardware and disaster recovery, storage area network, and software.

In May 2005, the Company completed the sale of approximately 205 acres of undeveloped real estate adjoining its headquarters in LaFox, Illinois for $10.9 million, which was used to reduce debt.

The Company had interest rate exchange agreements to convert approximately $36.4 million of floating rate debt to an average fixed rate of 8.7%, which expired in July 2004. Additional interest expense recorded in the Consolidated Statement of Operations related to these agreements was $102, $1,265, and $789 in fiscal 2005, 2004, and 2003, respectively.

See Item 7A for "Risk Management and Market Sensitive Financial Instruments" for information regarding the effect on net income of market changes in interest rates.

Contractual Obligations and Commitments

Certain contractual obligations and other commercial commitments by expiration period are presented in the table below (in thousands):

	Payments Due by Period		
	Total	Less Than 1 Year	1 - 3 Years
Convertible debentures/notes[1][2]	$ 66,974	$ 22,291	$ —
Convertible debentures/notes - interest[1][2]	24,911	5,254	10,711
Floating-rate multi-currency revolving credit agreement[3]	53,314	—	—
Floating-rate multi-currency revolving credit agreement - interest[3]	10,737	2,431	7,293
Lease obligations[4]	10,538	5,092	5,037
Performance bonds[5]	492	—	492
Other	45	14	28
Total	$ 167,011	$ 35,082	$ 23,561

	Payments Due by Period	
	3 - 5 Years	More Than 5 Years
Convertible debentures/notes[1][2]	$ —	$ 44,683
Convertible debentures/notes - interest[1][2]	8,946	—
Floating-rate multi-currency revolving credit agreement[3]	53,314	—
Floating-rate multi-currency revolving credit agreement - interest[3]	1,013	—
Lease obligations[4]	409	—
Performance bonds[5]	—	—
Other	3	—
Total	$ 63,685	$ 44,683

(1) *Convertible debentures consist of the 8¼% debentures, with principal of $17.5 million due June 2006, and the 7¼% debentures, with principal of $4.8 million due December 2006, both of which are required by the Company's amended credit agreement to be refinanced by June 2006.*

(2) *Convertible notes consist of the 7¾% notes, with principal of $44.7 million due December 2011.*

(3) *The floating rate multi-currency revolving credit facility matures in October 2009 and bears interest at applicable LIBOR rates plus a 175 basis point margin. Interest in the table above is calculated using 4.56% interest rate and $53,314 principal amount as of May 28, 2005 for all periods presented.*

(4) *Lease obligations are related to certain warehouse and office facilities and office equipment under non-cancelable operating leases.*

(5) *Certain French customers require a performance bond with an expiration date of August 2006, renewable annually.*

The Company believes that the existing sources of liquidity, including current cash, as well as cash provided by operating activities, supplemented as necessary with funds available under credit arrangements, will provide sufficient resources to meet known capital requirements and working capital needs for the fiscal year ended June 3, 2006. However, the Company will need to raise additional capital through debt or equity financings, asset sales, or other sources to refinance the remaining $22.3 million aggregate principal amount of the 8¼% and 7¼% convertible debentures by June 2006, as required by the amended credit agreement.

Critical Accounting Policies and Estimates

The Company's consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to allowances for doubtful accounts, inventories, intangible assets, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The policies discussed below are considered by management to be critical to understanding the Company's financial position and results of operations. Their application involves more significant judgments and estimates in preparation of the Company's consolidated financial statements. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The estimates are influenced by the following considerations: continuing credit evaluation of customers' financial conditions; aging of receivables, individually and in the aggregate; large number of customers which are widely dispersed across geographic areas; collectability and delinquency history by geographic area; and the fact that no single customer accounts for 10% or more of net sales. Material changes in one or more of these considerations may require adjustments to the allowance affecting net income and net carrying value of accounts receivable. At May 28, 2005, the balance in the account was $1.9 million as compared to $2.5 million at May 29, 2004.

Impairment of Investments

The Company holds a portfolio of investment securities and periodically assesses its recoverability. In the event of a decline in fair value of an investment, the judgment is made whether the decline is other-than-temporary. Management's assessment as to the nature of a decline is largely based on the duration of that market decline, financial health of and specific prospects for the issuer, and the Company's cash requirements and intent to hold the investment. If an investment is impaired and the decline in market value is considered to be other-than-temporary, an appropriate write-down is recorded. The Company recognized investment impairment in fiscal 2005, 2004, and 2003 of $49, $226, and $72, respectively.

Inventories

In fiscal 2003, the Company carried its inventories at the lower of cost or market using the last-in, first-out (LIFO) method. Effective in fiscal 2004, the North American operations, which represent a majority of its operations and approximately 78% of its inventories, changed from the LIFO method to the first-in, first-out (FIFO) method. All other inventories were consistently stated at the lower of cost or market using the FIFO method. The Company believes the FIFO method is preferable in these circumstances because it provides a better matching of revenue and expenses in the Company's business environment. The accounting change was not material to the financial statements for any of the periods, and accordingly, no retroactive restatement of prior years' financial statements was made.

Provisions for obsolete or slow moving inventories are recorded based upon regular analysis of stock rotation, obsolescence, and assumptions about future demand and market conditions. If future demands, change in the industry, or market conditions differ from management's estimates, additional provisions may be necessary.

The Company recorded inventory obsolescence and overstock provisions of $3.9 million, $2.0 million, and $13.8 million in fiscal 2005, 2004, and 2003, respectively, which was included in the cost of products sold. The provisions were principally for obsolete and slow moving parts. The parts were written down to estimated realizable value.

Beginning in fiscal 2004, the Company implemented new policies and procedures to strengthen its inventory management process while continuing to invest in system technology to further enhance its inventory management tools. These policy and procedure changes included increased approval authorization levels for inventory purchases, quarterly quantitative and qualitative inventory aging analysis and review, changes in the budgeting process to establish targets and metrics that relate to its return on assets rather than only a revenue and profit expectation, and realignment of incentive programs in accordance with these targets and metrics. The Company is committed to inventory management as an ongoing process as the business evolves and technology changes.

Long-Lived and Intangible Assets

The Company periodically evaluates the recoverability of the carrying amounts of its long-lived assets, including software, property, plant and equipment. The Company assesses in accordance with Statement of Financial Accounting Standard (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the possibility of long-lived assets being impaired when events trigger the likelihood.

Impairment is assessed when the undiscounted expected cash flows derived from an asset are less than its carrying amount. If impairment exists, the carrying value of the impaired asset is written down and impairment loss is recorded in operating results. In assessing the potential impairment of the Company's goodwill and other intangible assets, management makes significant estimates and assumptions regarding the discounted future cash flows to determine the fair value of the respective assets on an annual basis. These estimates and their related assumptions include, but are not limited to, projected future operating results, industry and economy trends, market discount rates, indirect expense allocations, and tax rates. If these estimates or assumptions change in the future as a result of changes in strategy, Company profitability, or market conditions, among other factors, this could adversely affect future goodwill and other intangible assets valuations and result in additional impairment charges.

Effective June 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement changed the accounting for goodwill and indefinite lived assets from an amortization approach to an impairment-only approach. As a result of the adoption of SFAS No. 142, the Company recorded a transitional impairment charge during the first quarter of fiscal 2003 of $21.6 million ($17.9 million net of tax), presented as a cumulative effect of accounting change. The Company performed its impairment test during the fourth quarter of each fiscal year. The Company did not find any indication that additional impairment existed and, therefore, no additional impairment loss was recorded in fiscal 2005.

Warranties

The Company offers warranties for specific products it manufactures. The Company also provides extended warranties for some products it sells that lengthen the period of coverage specified in the manufacturer's original warranty. Terms generally range from one to three years.

The Company estimates the cost to perform under its warranty obligation and recognizes this estimated cost at the time of the related product sale. The Company reports this expense as an element of cost of products sold in its Consolidated Statement of Operations. Each quarter, the Company assesses actual warranty costs incurred, on a product-by-product basis, as compared to its estimated obligation. The estimates with respect to new products are based generally on knowledge of the manufacturers' experience and are extrapolated to reflect the extended warranty period, and are refined each quarter as better information with respect to warranty experience becomes known.

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other currently available evidence.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences, and the implementation of tax planning strategies. If the Company is unable to generate sufficient future taxable income in certain tax jurisdictions, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, the Company could be required to increase its valuation allowance against its deferred tax assets resulting in an increase in its effective tax rate and an adverse impact on operating results.

At May 28, 2005 and May 29, 2004, the Company's deferred tax assets related to tax carryforwards were $14.2 million and $14.9 million, respectively. The tax carryforwards are comprised of net operating loss carryforwards and other tax credit carryovers. A majority of the net operating losses and other tax credits can be carried forward for 20 years.

The Company has recorded valuation allowances for the majority of its federal deferred tax assets, loss carryforwards, and tax loss carryforwards of certain non-U.S. subsidiaries. The Company believes that the deferred tax assets for the remaining tax carryforwards are considered more likely than not to be realizable based on estimates of future taxable income and the implementation of tax planning strategies.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) revised SFAS No. 123, *Accounting for Stock-Based Compensation.* This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) is effective at the beginning of the next fiscal year that begins after June 15, 2005, or the Company's fiscal year 2007. The Company is evaluating the impact of the adoption of SFAS No. 123(R) on the financial statements.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters discussed in this Annual Report (including the Annual Report on Form 10-K) are forward-looking statements relating to future events which involve certain risks and uncertainties, including those identified herein and in the Annual Report on Form 10-K. Further, there can be no assurance that the trends reflected in historical information will continue in the future.

Quantitative and Qualitative Disclosures about Market Risk

Risk Management and Market Sensitive Financial Instruments

The Company's foreign denominated assets and liabilities are cash, accounts receivable, inventory, accounts payable, and intercompany receivables and payables, primarily in Canada and member countries of the European community and, to a lesser extent, in Asia/Pacific and Latin America. The Company monitors its foreign exchange exposures and has entered into forward contracts to hedge significant transactions; however, this activity is infrequent. The Company did not enter into any forward contracts in fiscal 2005. In fiscal 2004, the Company entered into one forward contract with an approximate value of $85. Other tools that may be used to manage foreign exchange exposures include the use of currency clauses in sales contracts and the use of local debt to offset asset exposures.

As discussed above, the Company's debt financing, in part, varies with market rates exposing the Company to the market risk from changes in interest rates. Certain operations, assets and liabilities of the Company are denominated in foreign currencies subjecting the Company to foreign currency exchange risk. In order to provide the user of these financial statements guidance regarding the magnitude of these risks, the Securities and Exchange Commission requires the Company to provide certain quantitative disclosures based upon hypothetical assumptions. Specifically, these disclosures require the calculation of the effect of a 10% increase in market interest rates and a uniform 10% strengthening of the U.S. dollar against foreign currencies on the reported net earnings and financial position of the Company.

Under these assumptions, additional interest expense, tax effected, would have increased the net loss by $185 in fiscal 2005 and decreased income by $229 in fiscal 2004. These amounts were determined by considering the impact of the hypothetical 10% interest rate increase on the Company's variable rate outstanding borrowings. Had the U.S. dollar strengthened 10% against various foreign currencies, sales would have been lower by an estimated $22.5 million in fiscal 2005 and $20.0 million in fiscal 2004. Total assets would have declined by $10.7 million and $8.2 million in fiscal 2005 and fiscal 2004, respectively, while the total liabilities would have decreased by $4.1 million and $5.0 million in fiscal 2005 and fiscal 2004, respectively. These amounts were determined by considering the impact of the hypothetical 10% decrease in average foreign exchange rates against the U.S. dollar on the sales, assets and liabilities of the Company's international operations.

The interpretation and analysis of these disclosures should not be considered in isolation since such variances in interest rates and exchange rates would likely influence other economic factors. Such factors, which are not readily quantifiable, would likely also affect the Company's operations.

Consolidated Balance Sheets

(in thousands)	May 28, 2005	May 29, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 24,530	$ 16,927
Receivables, less allowance of $1,934 and $2,516	106,928	106,130
Inventories	102,272	92,297
Prepaid expenses	3,293	3,817
Deferred income taxes	6,644	15,922
Total current assets	243,667	235,093
Property, plant and equipment, net	31,821	30,589
Goodwill	6,149	5,778
Other intangible assets, net	1,018	531
Non-current deferred income taxes	428	6,733
Other assets	4,735	4,221
Total assets	$287,818	$282,945
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 39,305	$ 33,473
Accrued liabilities	22,731	23,224
Current portion of long-term debt	22,305	4,027
Total current liabilities	84,341	60,724
Long-term debt, less current portion	98,028	133,813
Non-current liabilities	1,401	241
Total liabilities	183,770	194,778
Stockholders' equity		
Common stock, $.05 par value; issued 15,597 shares at May 28, 2005 and 12,524 shares at May 29, 2004	780	626
Class B common stock, convertible, $.05 par value; issued 3,120 shares at May 28, 2005 and 3,168 shares at May 29, 2004	156	158
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in capital	121,591	93,877
Common stock in treasury, at cost; 1,332 shares at May 28, 2005 and 1,437 shares at May 29, 2004	(7,894)	(8,515)
Retained earnings (accumulated deficit)	(9,942)	3,408
Accumulated other comprehensive loss	(643)	(1,387)
Total stockholders' equity	104,048	88,167
Total liabilities and stockholders' equity	$287,818	$282,945

Certain amounts in fiscal 2004 were reclassified to conform to the fiscal 2005 presentation; See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share amounts)	Fiscal Year Ended May 28, 2005	May 29, 2004	May 31, 2003
Net sales	$ 578,724	$ 519,823	$ 464,381
Cost of products sold	441,817	392,117	365,427
Gross margin	136,907	127,706	98,954
Selling, general and administrative expenses	128,733	108,299	100,613
(Gain) loss on disposal of assets	(9,918)	579	—
Operating income (loss)	18,092	18,828	(1,659)
Other expense (income):			
Interest expense	8,903	10,257	10,352
Investment income	(388)	(227)	(124)
Foreign exchange and other, net	(977)	228	(528)
	7,538	10,258	9,700
Income (loss) before income taxes and cumulative effect of accounting change	10,554	8,570	(11,359)
Income tax provision (benefit)	21,865	2,537	(2,370)
Income (loss) before cumulative effect of accounting change	(11,311)	6,033	(8,989)
Cumulative effect of accounting change, net of tax of $3,725	—	—	(17,862)
Net income (loss)	$ (11,311)	$ 6,033	$ (26,851)
Average shares outstanding:			
For basic EPS	16,942	14,040	13,809
For diluted EPS	16,942	14,418	13,809
Net income (loss) per share - basic:			
Net income (loss) per share before cumulative effect of accounting change	$ (0.67)	$ 0.43	$ (0.65)
Cumulative effect of accounting change, net of tax	—	—	(1.29)
Net income (loss) per share - basic	$ (0.67)	$ 0.43	$ (1.94)
Net income (loss) per share - diluted:			
Net income (loss) per share before cumulative effect of accounting change	$ (0.67)	$ 0.42	$ (0.65)
Cumulative effect of accounting change, net of tax	—	—	(1.29)
Net income (loss) per share - diluted	$ (0.67)	$ 0.42	$ (1.94)
Dividends per common share	$ 0.16	$ 0.16	$ 0.16

Certain amounts in fiscal 2004 and 2003 were reclassified to conform to the fiscal 2005 presentation; See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	Fiscal Year Ended May 28, 2005	May 29, 2004	May 31, 2003
Operating activities:			
Net income (loss)	$ (11,311)	$ 6,033	$ (26,851)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Gain) loss on disposal of assets	(9,918)	579	—
Depreciation	5,039	4,899	5,093
Amortization of intangibles and financing costs	316	332	271
Deferred income taxes	15,583	1,190	(1,183)
Provision for inventory obsolescence	—	—	10,037
Other charges	—	—	6,041
Goodwill and other intangible assets impairment, net of tax	—	—	17,862
Other non-cash items in net income (loss)	2,323	(90)	(290)
Other liabilities	1,156	4,737	1,319
Receivables	1,822	(19,306)	4,297
Inventories	(8,917)	4,691	2,484
Other	2,993	(207)	(3,054)
Accounts payable and accrued liabilities	(1,118)	9,699	(8,252)
Net cash provided by (used in) operating activities	(2,032)	12,557	7,774
Investing activities:			
Capital expenditures	(7,086)	(5,434)	(6,125)
Proceeds from sale of assets	10,925	—	—
Business acquisitions	(971)	(6,196)	(1,108)
Proceeds from sales of available-for-sale securities	3,042	3,946	5,217
Purchases of available-for-sale securities	(3,042)	(3,946)	(5,217)
Other	—	83	(23)
Net cash provided by (used in) investing activities	2,868	(11,547)	(7,256)
Financing activities:			
Proceeds from borrowings	113,229	52,105	41,880
Payments on debt	(131,624)	(53,416)	(40,982)
Proceeds from issuance of common stock	29,729	1,656	1,134
Cash dividends	(2,719)	(2,206)	(2,694)
Other (including financing charges)	(2,364)	—	(304)
Net cash provided by (used in) financing activities	6,251	(1,861)	(966)
Effect of exchange rate changes on cash and cash equivalents	516	904	2,026
Increase in cash and equivalents	7,603	53	1,578
Cash and cash equivalents at beginning of year	16,927	16,874	15,296
Cash and cash equivalents at end of year	$ 24,530	$ 16,927	$ 16,874
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the fiscal year for:			
Interest	$ 9,131	$ 10,404	$ 10,246
Income taxes	$ 3,272	$ 1,656	$ 2,657

Certain amounts in fiscal 2004 and 2003 were reclassified to conform to the fiscal 2005 presentation; See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(in thousands except per share amounts)	Comprehensive Income (Loss)	Shares Issued Common	Shares Issued Class B Common	Par Value	Additional Paid-In Capital	Treasury Stock	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance June 1, 2002		12,144	3,207	$ 767	$ 90,291	$ (9,386)	$ 29,171	$ (7,888)	$ 102,955
Comprehensive Income:									
Net loss	$ (26,851)	—	—	—	—	—	(26,851)	—	(26,851)
Recognition of unearned compensation	—	—	—	—	181	—	—	—	181
Currency translation	3,519	—	—	—	—	—	—	3,519	3,519
Fair value adjustments on investment, net of income tax effect	(96)	—	—	—	—	—	—	(96)	(96)
Cash flow hedges, net of income tax effect	(147)	—	—	—	—	—	—	(147)	(147)
Comprehensive Income (Loss)	$ (23,575)								
Common stock issued		112	—	6	949	464	—	—	1,419
Dividends paid to:									
Class A ($0.04 per share)		—	—	—	—	—	(1,697)	—	(1,697)
Class B ($0.036 per share)		—	—	—	—	—	(462)	—	(462)
Balance May 31, 2003		12,256	3,207	773	91,421	(8,922)	161	(4,612)	78,821
Reclassification - *correction of error*[1]		—	—	—	—	—	(580)	906	326
Comprehensive Income:									
Net income	$ 6,033	—	—	—	—	—	6,033	—	6,033
Recognition of unearned compensation	—	—	—	—	288	—	—	—	288
Currency translation	1,258	—	—	—	—	—	—	1,258	1,258
Fair value adjustments on investment, net of income tax effect	329	—	—	—	—	—	—	329	329
Cash flow hedges, net of income tax effect	732	—	—	—	—	—	—	732	732
Comprehensive Income	$ 8,352								
Common stock issued		229	—	11	2,168	407	—	—	2,586
Conversion of Class B shares to common stock		39	(39)	—	—	—	—	—	—
Dividends paid to:									
Class A ($0.04 per share)		—	—	—	—	—	(1,747)	—	(1,747)
Class B ($0.036 per share)		—	—	—	—	—	(459)	—	(459)
Balance May 29, 2004		12,524	3,168	784	93,877	(8,515)	3,408	(1,387)	88,167
Comprehensive Income (Loss):									
Net loss	$ (11,311)	—	—	—	—	—	(11,311)	—	(11,311)
Recognition of unearned compensation	—	—	—	—	242	—	—	—	242
Currency translation	557	—	—	—	—	—	—	557	557
Fair value adjustments on investment, net of income tax effect	121	—	—	—	—	—	—	121	121
Cash flow hedges, net of income tax effect	66	—	—	—	—	—	—	66	66
Comprehensive Income (Loss)	$ (10,567)								
Common stock issued		3,025	—	152	28,153	621	—	—	28,926
Conversion of Class B shares to common stock		48	(48)	—	—	—	—	—	—
Dividends paid to:									
Class A ($0.04 per share)		—	—	—	(568)	—	(1,699)	—	(2,267)
Class B ($0.036 per share)		—	—	—	(113)	—	(340)	—	(453)
Balance May 28, 2005		15,597	3,120	$ 936	$ 121,591	$ (7,894)	$ (9,942)	$ (643)	$ 104,048

(1) In the second quarter of fiscal 2005, an error was discovered with respect to the accounting treatment of certain foreign exchange gains and losses incurred during fiscal 2001 and 2002. These foreign exchange items related to the acquisition in fiscal 2001 of AVIV Electronics by one of the Company's subsidiaries, and the reporting of subsequent intercompany transactions between the subsidiary and parent. The correction of this error amounted to $580 on a cumulative basis, net of taxes of $326, which is recorded as an adjustment to retained earnings, accumulated other comprehensive loss, and deferred income taxes as of May 29, 2004.

Certain amounts in fiscal 2004 and 2003 were reclassified to conform to the fiscal 2005 presentation; See accompanying notes to consolidated financial statements.

Note A — Significant Accounting Policies

Principles of Consolidation: Fiscal Year - Richardson Electronics, Ltd. (the "Company") fiscal year ends on the Saturday nearest the end of May. Each of the fiscal years presented contains 52 weeks. All references herein for the years 2005, 2004, and 2003 represent the fiscal years ended May 28, 2005, May 29, 2004, and May 31, 2003, respectively.

The consolidated financial statements include the Company and its subsidiaries. Significant intercompany transactions and accounts have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications and Presentation: Certain amounts in the prior years' financial statements have been reclassified to conform to the fiscal 2005 presentation.

Fair Values of Financial Instruments: The fair values of financial instruments are determined based on quoted market prices and market interest rates as of the end of the reporting period. The Company's financial instruments include accounts receivable, accounts payable, accrued liabilities, and long-term debt. The fair values of these financial instruments were, with the exception of long-term debt as disclosed in Note F, not materially different from their carrying or contract values at May 28, 2005 and May 29, 2004.

Cash Equivalents: The Company considers short-term investments that have maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate the fair market values of these assets.

Inventories: At May 28, 2005, the Company's worldwide inventories were stated at the lower of cost or market using the first-in, first-out (FIFO) method. Effective June 1, 2003, the North American operations, which represent a majority of the Company's operations and approximately 78% of the Company's inventories, changed from the last-in, first-out (LIFO) method to the FIFO method. All other inventories were consistently stated at the lower of cost or market using FIFO method. The Company believes that the FIFO method is preferable because it provides a better matching of revenue and expenses. The accounting change was not material to the financial statements for any of the periods presented, and accordingly, no retroactive restatement of prior years' financial statements was made. Inventories include material, labor, and overhead associated with such inventories. Substantially all inventories represent finished goods held for sale.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Improvements and replacements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. Provisions for depreciation are computed principally using the straight-line method over the estimated useful life of the asset. Depreciation expense was $5,039, $4,899, and $5,093 in fiscal 2005, 2004, and 2003, respectively. Property, plant and equipment consist of the following:

	May 28, 2005	May 29, 2004
Land and improvements	$ 1,347	$ 2,363
Buildings and improvements	18,966	18,274
Computer and communications equipment	27,024	17,612
Machinery and other equipment	18,558	21,581
	65,895	59,830
Accumulated depreciation	(34,074)	(29,241)
Property, plant and equipment, net	$ 31,821	$ 30,589

Supplemental disclosure information of the estimated useful life of the asset:	
Land improvements	10 years
Buildings and improvements	10 - 15 years
Computer and communications equipment	3 - 5 years
Machinery and other equipment	3 - 7 years

The Company is in the application development stage of implementing certain modules of enterprise resource management software (PeopleSoft). In accordance with Accounting Standards Executive Committee (AcSEC) Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Company capitalizes all direct costs associated with the application development of this software including software acquisition costs, consulting costs, and internal payroll costs. The Statement requires these costs to be depreciated once the application development stage is complete. The unamortized balance of the aforementioned capitalized costs, included within computer and communications equipment, is $5,036 and $9,672 at May 28, 2005 and May 29, 2004, respectively. Depreciation expense for capitalized software costs that relate to PeopleSoft in the post-application development stage was $1,531, $1,239, and $776 in fiscal 2005, 2004, and 2003, respectively.

Other Assets: Other assets consist of the following:

	May 28, 2005	May 29, 2004
Investments	$ 3,445	$ 3,058
Notes receivable	955	737
Other deferred charges, net	335	426
Other assets	$ 4,735	$ 4,221

The Company's investments are primarily equity securities, all of which are classified as available-for-sale and are carried at their fair value based on the quoted market prices. Proceeds from the sale of the securities were $3,042, $3,946, and $5,217 during fiscal 2005, 2004, and 2003, respectively, all of which were consequently reinvested. Gross realized gains on those sales were $372, $366, and $351 in fiscal 2005, 2004, and 2003, respectively. Gross realized losses on those sales were $102, $59, and $412 in fiscal 2005, 2004, and 2003, respectively. Net unrealized holding gains of $121, net unrealized holding gains of $329, and net unrealized holding losses of $96 have been included in accumulated comprehensive income (loss) for fiscal 2005, 2004 and 2003, respectively. The following table is the disclosure under Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, for the investment in marketable equity securities with fair values less than cost basis:

Description of Securities	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
May 28, 2005						
Common Stock	$ 2,044	$ 33	$ —	$ —	$ 2,044	$ 33
May 29, 2004						
Common Stock	$ 2,252	$ 63	$ 97	$ 7	$ 2,349	$ 70

Deferred financing costs are amortized using the effective interest rate method.

Goodwill and Other Intangible Assets: Effective June 2, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, which requires that goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment testing. Intangible assets with finite lives are amortized over their estimated useful lives on a straight line basis.

Accordingly, the Company discontinued amortization of goodwill and certain intangible assets. Management reviews the valuation of goodwill and intangible assets not subject to amortization at least annually. The Company utilizes the comparison of reporting units' fair value derived by discounted cash flow analysis and their book value as an indicator of potential impairment. The application of SFAS No. 142 transitional accounting provisions and the annual impairment test are discussed in Note B.

Accrued Liabilities: Accrued liabilities consist of the following:

	May 28, 2005	May 29, 2004
Compensation and payroll taxes	$ 9,543	$ 9,828
Interest	2,261	2,752
Income taxes	7,401	6,306
Warranty reserve	1,439	802
Other accrued expenses	2,087	3,536
Accrued liabilities	$ 22,731	$ 23,224

Warranties: The Company offers warranties for specific products it manufactures. The Company also provides extended warranties for some products it sells that lengthen the period of coverage specified in the manufacturer's original warranty. Terms generally range from one to three years.

The Company estimates the cost to perform under its warranty obligation and recognizes this estimated cost at the time of the related product sale. The Company reports this expense as an element of cost of products sold in its Consolidated Statement of Operations. Each quarter, the Company assesses actual warranty costs incurred, on a product-by-product basis, as compared to its estimated obligation. The estimates with respect to new products are based generally on knowledge of the manufacturers' experience and are extrapolated to reflect the extended warranty period, and are refined each quarter as better information with respect to warranty experience becomes known.

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other currently available evidence.

Non-current Liabilities: Non-current liabilities of $1,401 at May 28, 2005 represent the pension obligations for qualified Korea and Italy employees and $241 at May 29, 2004 represent the pension obligations for qualified Korea employees.

Foreign Currency Translation: Foreign currency balances are translated into U.S. dollars at end-of-period rates. Revenues and expenses are translated at the current rate on the date of the transaction. Gains and losses resulting from foreign currency transactions are included in income. Foreign currency transactions reflected in operations was gain of $910 in fiscal 2005, loss of $363 in fiscal 2004, and gain of $1,096 in fiscal 2003, respectively. Gains and losses resulting from translation of foreign subsidiary financial statements are credited or charged directly to accumulated other comprehensive income (loss), a component of stockholders' equity.

Revenue Recognition: The Company's product sales are recognized as revenue generally upon shipment, when title passes to the customer, delivery has occurred or services have been rendered, and collectibility is reasonably assured. The Company's terms are generally FOB shipping point and sales are recorded net of discounts, rebates, and returns based on the Company's historical experience. The Company's products are often manufactured to meet the specific design needs of its customers' applications. Its engineers work closely with customers in ensuring that the product the Company seeks to provide them will meet their needs, but its customers are under no obligation to compensate the Company for designing the products it sells; the Company retains the rights to its designs.

Shipping and Handling Fees and Costs: Shipping and handling costs billed to customers are reported as revenue and the related costs are reported as cost of products sold.

Income Taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion of or all of the deferred tax assets will not be realized. A valuation allowance is recorded for the portion of the deferred tax assets that are not expected

to be realized based on the level of historical taxable income, projections for future taxable income over the periods in which temporary differences are deductible, and allowable tax planning strategies.

In fiscal 2005, the Company determined that a portion of its foreign subsidiaries' cumulative positive earnings may be distributed in future years. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income tax and foreign withholding taxes. As such, the Company established a deferred tax liability in fiscal 2005. The remaining portion of the foreign subsidiaries' cumulative positive earnings was considered permanently reinvested pursuant to Accounting Principal Board Opinion (APB) No. 23, *Accounting for Income Taxes - Special Areas*. In fiscal 2004, all of the foreign subsidiaries' cumulative positive earnings were considered permanently reinvested, and U.S. taxes were not provided on these amounts (see Note I).

Stock-Based Compensation: The Company accounts for its stock option plans in accordance with APB No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. However, the exercise price of all grants under the Company's option plans has been equal to the fair market value on the date of grant. SFAS No. 123, *Accounting for Stock-Based Compensation*, requires estimation of the fair value of options granted to employees. Had the Company's option plans and stock purchase plan been treated as compensatory under the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been affected as follows (see Note J to Consolidated Financial Statements for underlying assumptions):

	Fiscal Year Ended		
	May 28, 2005	May 29, 2004	May 31, 2003
Net income (loss), as reported:	$ (11,311)	$ 6,033	$ (26,851)
Add: Stock-based compensation expense included in reported net income (loss), net of taxes	425	284	315
Deduct: Stock-based compensation expense determined under fair value-based method for all awards, net of taxes	(1,834)	(1,273)	(1,561)
Pro-forma net income (loss)	$ (12,720)	$ 5,044	$ (28,097)
Net income (loss) per share - basic:			
Reported net income (loss)	$ (0.67)	$ 0.43	$ (1.94)
Pro-forma compensation expense, net of taxes	(0.08)	(0.07)	(0.09)
Pro-forma net income (loss) per share - basic	$ (0.75)	$ 0.36	$ (2.03)
Net income (loss) per share - diluted:			
Reported net income (loss)	$ (0.67)	$ 0.42	$ (1.94)
Pro-forma compensation expense, net of taxes	(0.08)	(0.07)	(0.09)
Pro-forma net income (loss) per share - diluted	$ (0.75)	$ 0.35	$ (2.03)

Earnings per Share: Basic earnings per share is calculated by dividing net income by the weighted average number of common and Class B common shares outstanding. Diluted earnings per share is calculated by dividing net income, adjusted for interest savings, net of tax, on assumed bond conversions, by the actual shares outstanding and share equivalents that would arise from the exercise of stock options, certain restricted stock awards, and the assumed conversion of convertible bonds when dilutive. The per share amounts presented in the Consolidated Statements of Operations are based on the following amounts:

	Fiscal Year Ended		
	May 28, 2005	May 29, 2004	May 31, 2003
Numerator for basic EPS:			
Net income (loss)	$ (11,311)	$ 6,033	$ (26,851)
Denominator for basic EPS:			
Weighted average shares outstanding	16,942	14,040	13,809
Numerator for diluted EPS:			
Net income (loss)	$ (11,311)	$ 6,033	$ (26,851)
Denominator for diluted EPS:			
Weighted average shares outstanding	16,942	14,418	13,809

In computation of diluted loss per share for the fiscal year ended May 28, 2005, the assumed conversion of the Company's 7¼% and 8¼% convertible debentures, the 7¾% convertible notes, all stock options, and all restricted stock awards were excluded because their inclusion would have been antidilutive. In computation of diluted earnings per share for the fiscal year ended May 29, 2004, the assumed conversion of the Company's 8¼% and 7¼% convertible debentures and 451 stock options with exercise prices greater than the average market price of the underlying stock were excluded because their inclusions would have been antidilutive. In computation of diluted loss per share for the fiscal year ended May 31, 2003, the assumed conversion of the Company's 8¼% and 7¼% convertible debentures, all stock options, and all restricted stock awards were excluded because their inclusion would have been antidilutive.

Derivatives and Hedging Activities: The Company accounts for derivative financial instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivative value changes are recorded in income for any contracts not classified as qualifying hedging instruments. For derivatives qualifying as cash flow hedge instruments, the effective portion of the derivative fair value change must be recorded through other comprehensive income, a component of stockholders' equity.

New Accounting Pronouncement: In December 2004, the Financial Accounting Standards Board (FASB) revised SFAS No. 123, *Accounting for Stock-Based Compensation*. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) is effective at the beginning of the next fiscal year that begins after June 15, 2005, or the Company's fiscal year 2007. The Company is evaluating the impact of the adoption of SFAS No. 123(R) on the financial statements.

Note B — Goodwill and Other Intangible Assets

As discussed in Note A, the Company adopted the new rules on accounting for goodwill and other intangible assets effective June 2, 2002, and, accordingly, discontinued the amortization of goodwill and other intangible assets not subject to amortization.

During the second quarter of fiscal 2003, the Company completed both steps of the required impairment tests of goodwill and indefinite life intangible assets for each of the reporting units as required under the transitional accounting provisions of SFAS No.142. In identifying reporting units, the Company evaluated its reporting structure as of June 2, 2002. The Company concluded that the following operating segments and their components qualified as reporting units: RF & Wireless Communications, Broadcast, Display Systems Group, Industrial Power Group, Burtek, and Security Systems Division excluding Burtek. The first step in the process of goodwill impairment testing is a screen for potential impairment of the goodwill and other long lived assets, while the second step measures the amount of the impairment. The Company used a discounted cash flow valuation (income approach) to determine the fair value of each of the reporting units. Sales, net income, and EBITDA multiples (market approaches) were used as a check against the impairment implications derived under the income approach. The first step indicated that goodwill and other long lived assets of RF & Wireless Communications, Broadcast and Security Systems Division excluding Burtek were impaired. In evaluating the amount of impairment, it was determined that all goodwill and other long lived assets were impaired for the aforementioned reporting units. Consequently, the Company recorded, effective at the beginning of fiscal 2003, an impairment loss of $21.6 million of which $21.5 million related to goodwill with the balance attributable to other intangible assets with indefinite useful lives. The impairment loss of $17.9 million, net of tax of $3.7 million, was recorded as a cumulative effect of a change in accounting principle.

The Company performed its annual impairment test during the fourth quarter of fiscal 2005. The same methodology was employed in completing the annual impairment test as in applying transitional accounting provisions of SFAS No.142. The Company did not find any indication that additional impairment existed and, therefore, no additional impairment loss was recorded as a result of completing the annual impairment test.

The table below provides changes in carrying value of goodwill by reportable segment which includes RF & Wireless Communications Group (RFWC), Industrial Power Group (IPG), Security Systems Division (SSD), and Display Systems Group (DSG):

Goodwill

	Reportable Segments				
	RFWC	IPG	SSD	DSG	Total
Balance at May 29, 2004	$ —	$ 876	$1,482	$ 3,420	$ 5,778
Additions	—	244	—	26	270
Foreign currency translation	—	6	95	—	101
Balance at May 28, 2005	$ —	$1,126	$1,577	$ 3,446	$ 6,149

The addition to goodwill during fiscal 2005 represents the acquisition of Evergreen under IPG and additional consideration for the Pixelink (under DSG) acquisition made in fiscal 1999 due to the acquired business achieving certain targeted operating levels.

The following table provides changes in carrying value of other intangible assets not subject to amortization:

Other intangible assets not subject to amortization

	Reportable Segments				
	RFWC	IPG	SSD	DSG	Total
Balance at May 29, 2004	$ —	$ 9	$ 248	$ —	$ 257
Foreign currency translation	—	—	30	—	30
Balance at May 28, 2005	$ —	$ 9	$ 278	$ —	$ 287

Intangible assets subject to amortization as well as amortization expense are as follows:

Intangible assets subject to amortization as of

	May 28, 2005	May 29, 2004	May 31, 2003
Gross amounts:			
Deferred financing costs	$ 2,968	$ 2,192	$ 2,191
Patents and trademarks	478	478	478
Total gross amounts	3,446	2,670	2,669
Accumulated amortization:			
Deferred financing costs	2,241	1,935	1,647
Patents and trademarks	474	461	448
Total accumulated amortization	$ 2,715	$ 2,396	$ 2,095

Deferred financing costs increased during fiscal 2005 due to the renewal of the Company's multi-currency revolving credit agreement during the second quarter of fiscal 2005 and the convertible debenture exchanges made in the third quarter of fiscal 2005 (see Note F).

Amortization of intangible assets subject to amortization

	May 28, 2005	May 29, 2004	May 31, 2003
Deferred financing costs	$ 306	$ 288	$ 261
Patents and trademarks	13	13	12
Total	$ 319	$ 301	$ 273

The amortization expense associated with the intangible assets subject to amortization is expected to be $154, $136, $136, $136, $86, $53, and $30 in fiscal 2006, 2007, 2008, 2009, 2010, 2011, and 2012, respectively. The weighted average number of years of amortization expense remaining is 5.34.

Note C — Restructuring Charges

As a result of the Company's fiscal 2005 restructuring initiative, a restructuring charge, including severance and lease termination costs of $2,152, was recorded in selling, general and administrative expenses (SG&A) in the third quarter of fiscal 2005. During the fourth quarter of fiscal 2005, the employee severance and related costs were adjusted resulting in a $183 decrease in SG&A due to the difference between estimated severance costs and the actual payouts. Severance costs of $1,108 were paid in fiscal 2005. The remaining balance payable in fiscal 2006 has been included in accrued liabilities. Terminations affected over 60 employees across various business functions, operating units and geographic regions. As of May 28, 2005, the following tables depict the amounts associated with the activity related to restructuring by reportable segments:

Fiscal 2003

	Restructuring Liability June 1, 2002	Reserve Recorded Fiscal 2003	Payments Fiscal 2003	Adjustment to Reserve Fiscal 2003	Restructuring Liability May 31, 2003
Employee severance and related costs:					
RFWC	$ —	$ 468	$ (125)	$ —	$ 343
IPG	—	86	(5)	—	81
SSD	—	161	(40)	—	121
DSG	—	62	(24)	—	38
Corporate	250	833	(474)	—	609
Total	250	1,610	(668)	—	1,192
Lease termination costs:					
SSD	—	210	—	—	210
Total	$ 250	$ 1,820	$ (668)	$ —	$ 1,402

Fiscal 2004

	Restructuring Liability May 31, 2003	Reserve Recorded Fiscal 2004	Payments Fiscal 2004	Adjustment to Reserve Fiscal 2004	Restructuring Liability May 29, 2004
Employee severance and related costs:					
RFWC	$ 343	$ 289	$ (632)	$ —	$ —
IPG	81	—	(81)	—	—
SSD	121	—	(121)	—	—
DSG	38	—	(38)	—	—
Corporate	609	—	(321)	(288)	—
Total	1,192	289	(1,193)	(288)	—
Lease termination costs:					
SSD	210	—	—	(210)	—
Total	$ 1,402	$ 289	$ (1,193)	$ (498)	$ —

Fiscal 2005

	Restructuring Liability May 29, 2004	Reserve Recorded Fiscal 2005	Payments Fiscal 2005	Adjustment to Reserve Fiscal 2005	Restructuring Liability May 28, 2005
Employee severance and related costs:					
RFWC	$ —	$ 909	$ (392)	$ (199)	$ 318
IPG	—	325	(142)	—	183
SSD	—	99	(90)	16	25
DSG	—	416	(186)	—	230
Corporate	—	368	(298)	—	70
Total	—	2,117	(1,108)	(183)	826
Lease termination costs:					
SSD	—	35	—	—	35
Total	$ —	$ 2,152	$(1,108)	$ (183)	$ 861

During the fourth quarter of fiscal 2003, the Company took certain actions to align its inventory and cost structure to current sales levels amid continued weakness in the global economy and limited demand visibility. As a result, the Company recorded a non-cash inventory write-down charge of $13.8 million, a restructuring charge of $1.8 million, and other charges of $0.6 million. In addition, a valuation allowance in the amount of $1.6 million was established related to deferred income tax assets attributable to net operating losses in certain foreign subsidiaries. The net of tax effect of the aforementioned charges was $11.9 million on the Company's results of operations. The restructuring charge consisted of $1,610 for employee severance and $210 lease breakage costs and was included in fiscal 2003 SG&A. Severance costs of $328 relating to the fiscal 2003 restructuring were paid in fiscal 2003 with the remaining balance fully paid in fiscal 2004. Terminations affected over 70 employees across various business functions, operating units, and geographic regions. All terminations and termination benefits were communicated to the affected employees prior to fiscal 2003 year-end. During the second quarter of fiscal 2004, the Company adjusted employee severance and related costs and lease termination resulting in a $498 decrease in SG&A due to the difference between the estimated severance costs and the actual payouts and was recorded in the quarter ended November 29, 2003. All employees originally notified were terminated. The lease termination did not occur as the agreement for the replacement facility was not finalized. The lease termination reversal was recorded in the quarter ended August 30, 2003.

Note D — Acquisitions

Fiscal 2005: The aggregate cash outlay in 2005 for business acquisitions was \$971. A \$545 earn out payment was made in the first quarter of fiscal 2005 associated with the Pixelink acquisition made in fiscal 1999 as the business unit achieved certain operating performance criteria.

In December 2004, the Company acquired the assets of Evergreen Trading Company, a distributor of passive components in China. The aggregate acquisition price was \$426, which was paid in cash. Evergreen Trading Company has been integrated into IPG.

Fiscal 2004: The aggregate cash outlay in 2004 for business acquisitions was \$6,196, representing additional consideration paid for certain business acquisitions made in prior periods due to the acquired businesses achieving certain targeted operating levels.

Fiscal 2003: The aggregate cash outlay in 2003 for business acquisitions was \$1,108, representing additional consideration paid for certain business acquisitions made in prior periods due to the acquired businesses achieving certain targeted operating levels.

The terms of certain of the Company's acquisition agreements provide for additional consideration to be paid if the acquired entity's results of operations exceed certain targeted levels. Such amounts are paid in cash and recorded when earned as additional consideration, and amounted to \$545, \$6,196, and \$1,108, in fiscal 2005, 2004, and 2003, respectively. The Company does not expect to pay additional consideration in fiscal 2006 for goals established in the remaining acquisition agreements outstanding at May 28, 2005.

Note E — Disposal of Assets

On May 26, 2005, the Company completed the sale of approximately 205 acres of undeveloped real estate adjoining its headquarters in LaFox, Illinois. The sale resulted in a gain of \$9,907 before taxes and was recorded in gain on disposal of assets in the Consolidated Statements of Operations in fiscal 2005.

Note F — Debt Financing

Long-term debt consists of the following:

	May 28, 2005	May 29, 2004
8¼% Convertible debentures, due June 2006	\$ 17,538	\$ 40,000
7¼% Convertible debentures, due December 2006	4,753	30,825
7¾% Convertible notes, due December 2011	44,683	—
Floating-rate multi-currency revolving credit agreement, due October 2009 (4.56% at May 28, 2005)	53,314	66,797
Financial instruments	—	149
Other	45	69
Total debt	120,333	137,840
Less current portion	(22,305)	(4,027)
Long-term debt	\$ 98,028	\$133,813

At May 28, 2005, the Company maintained \$98,028 in long-term debt, primarily in the form of one issuance of convertible notes and a multi-currency credit agreement. The Company maintains two issues of convertible debentures in short-term debt at May 28, 2005 in the amount of \$17,538 and \$4,753 for the 8¼% and 7¼% convertible debentures, respectively. This short-term classification resulted from an amended credit agreement requiring the 8¼% and 7¼% convertible debentures to be refinanced prior to February 28, 2006. On August 24, 2005, the Company executed an amendment to the credit agreement which extended the refinancing requirement of the two issues of convertible debentures (the 8¼% and 7¼% convertible debentures) to June 10, 2006. Interest payments on the debentures were \$6,104 in fiscal 2005.

On February 14, 2005, the Company entered into separate exchange agreements pursuant to which a small number of holders of the Company's existing 7¼% convertible subordinated debentures due December 2006, or the 7¼% debentures, and 8¼% convertible senior subordinated debentures due June 2006, or the 8¼% debentures, agreed to exchange \$22,221 in aggregate principal amount of 7¼% debentures and \$22,462 in aggregate principal amount of 8¼% debentures for \$44,683 in aggregate principal amount of newly-issued 7¾% convertible senior subordinated notes (the Notes) due December 2011.

On February 15, 2005, the Company issued the Notes pursuant to an indenture with J.P. Morgan Trust Company dated February 14, 2005. The Notes bear interest at the rate of 7¾% per annum. Interest is due on June 15 and December 15 of each year. The Notes mature on December 15, 2011. The Notes are convertible at the option of the holder, at any time on or prior to maturity, into shares of the Company's common stock at a price equal to \$18.00 per share, subject to adjustment in certain circumstances. On or after December 19, 2006, the Company may elect to automatically convert the Notes into shares of common stock if the trading price of the common stock exceeds 125% of the conversion price of the Notes for at least twenty trading days during any thirty trading day period ending within five trading days prior to the automatic conversion notice.

The indenture provides that on or after December 19, 2006, the Company has the option of redeeming the Notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. However, from December 19, 2006 until December 19, 2007, the Notes will be redeemable only if the trading price of the Company's common stock exceeds 125% of the conversion price of the Notes for at least twenty trading days during any thirty trading day period.

Holders may require the Company to repurchase all or a portion of their Notes for cash upon a change-of-control event, as described in the indenture, at a repurchase price equal to 101% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding the repurchase date. The Company may, at its option, pay the change of control purchase price in cash, shares of its common stock (valued at 97.5% of the market price), or a combination thereof.

The Notes are unsecured and subordinated to the Company's existing and future senior debt and senior to the Company's existing 7¼% debentures and 8¼% debentures. The 7¼% debentures are unsecured and subordinated to other long-term debt, including the 8¼% debentures. Each $1 of the 7¼% debentures is convertible into the Company's common stock at any time prior to maturity at $21.14 per share and the 8¼% debentures are convertible at $18.00 per share.

The Notes were issued through a private offering to qualified institutional buyers under Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. In connection with the exchange, on February 15, 2005, the Company also entered into a resale registration rights agreement with the existing holders who participated in the exchange offer. Pursuant to the resale registration rights agreement, the Company filed a registration statement for the resale of the Notes and the shares of common stock issuable upon conversion of the Notes on May 26, 2005. The Company agreed to keep the shelf registration statement effective until two years after the latest date on which it issues Notes in connection with the exchange, subject to certain terms and conditions.

Mr. Edward J. Richardson controls $1,122 principal amount of the Company's 7¼% debentures and $1,309 principal amount of the Company's 8¼% debentures at May 28, 2005.

In October 2004, the Company renewed its multi-currency revolving credit agreement with the current lending group in the amount of $109.0 million. The agreement matures in October 2009, when the outstanding balance at that time will become due. At May 28, 2005, $53.3 million was outstanding on the agreement. The new agreement is principally secured by the Company's trade receivables and inventory. The agreement bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At May 28, 2005, the applicable margin was 175 basis points. Outstanding letters of credit were $1.4 million at May 28, 2005, leaving an unused line of $54.3 million under the total agreement; however, this amount was reduced to $2.6 million due to maximum permitted leverage ratios. The commitment fee related to the agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment.

In the following table, the fair values of the Company's 7¼% and 8¼% convertible debentures and 7¾% convertible notes are based on quoted market prices at the end of the fiscal year. The fair values of the bank term loans are based on carrying value.

	May 28, 2005		May 29, 2004	
	Carrying Value	Fair Value	Carrying Value	Fair Value
8¼% Convertible debentures	$ 17,538	$ 17,713	$ 40,000	$ 40,000
7¼% Convertible debentures	4,753	4,777	30,825	30,825
7¾% Convertible notes	44,683	44,460	—	—
Floating-rate multi-currency revolving credit agreement	53,314	53,314	66,797	66,797
Financial instruments	—	—	149	149
Other	45	45	69	69
Total	120,333	120,309	137,840	137,840
Less current portion	(22,305)	(22,504)	(4,027)	(4,027)
Total	$ 98,028	$ 97,805	$133,813	$133,813

The credit agreement and debenture indentures contain financial covenants which include benchmark levels for tangible net worth, borrowing base, senior funded debt to cash flow, and annual debt service coverage. At May 28, 2005, the Company was not in compliance with its credit agreement covenants with respect to the fixed charge coverage ratio. On August 24, 2005, the Company received a waiver from its lending group for the default and executed an amendment to the credit agreement. The amendment changed the maximum permitted leverage ratios and the minimum required fixed charge coverage ratios for each of the first three quarters of fiscal 2006 to provide the Company additional flexibility for these periods. The amendment also provided that the Company would maintain excess availability on the borrowing base of not less than $23 million until June 30, 2006 if a default or event of default does not exist on or before this date. In addition, the applicable margin pricing has been increased by 25 basis points. In addition, the amendment extended the Company's requirement to refinance the remaining $22.3 million aggregate principal amount of the 7¼% convertible subordinated debentures and the 8¼% convertible senior subordinated debentures from February 28, 2006 to June 10, 2006.

The Company's ability to service its debt and meet its other obligations as they come due is dependent on its future financial and operating performance. This performance is subject to various factors, including factors beyond the Company's control such as changes in global and regional economic conditions, changes in its industry or the end markets for its products, changes in interest or currency exchange rates, inflation in raw materials, energy and other costs. Although the Company believes that there is available financing for the remaining $22.3 million aggregate principal amount of the 8¼ % and 7¼ % convertible debentures (due to be refinanced in June 2006 according to the Company's amended credit agreement) based on discussions with various investment banking institutions, the Company cannot ensure that it will have the ability to refinance the convertible debentures by June 2006 successfully or with favorable commercial terms.

The Company had interest rate exchange agreements to convert approximately $36.4 million of floating rate debt to an average fixed rate of 8.7% that expired July 2004. Additional interest expense recorded in the Consolidated Statement of Operations related to theses agreements was $102, $1,265, and $789 in fiscal 2005, 2004, and 2003, respectively. The Company did not have any derivative instruments at May 28, 2005.

Aggregate maturities of debt during the next five years are: $22,305 in fiscal 2006, $14 in fiscal 2007, $14 in fiscal 2008, $3 in fiscal 2009, and $97,997 thereafter. Cash payments for interest were $9,131, $10,404, and $10,246 in fiscal 2005, 2004, and 2003, respectively.

The Company recorded $776 in deferred financing costs during fiscal 2005 associated with the renewal of the Company's multi-currency revolving credit agreement during the second quarter and the convertible debenture exchanges made in the third quarter. The deferred financing costs are amortized over the life of the respective agreements using the effective interest rate method.

Note G — Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivative value changes are recorded in income for any contracts not classified as qualifying hedging instruments. For derivatives qualifying as cash flow hedge instruments, the effective portion of the derivative fair value change must be recorded through other comprehensive income, a component of stockholders' equity. In fiscal 2005, all of the Company's derivatives qualified as hedging instruments.

The Company entered into various LIBOR-based interest rate swap arrangements from September 2000 through March 2001 to manage fluctuations in cash flows resulting from interest rate risk attributable to changes in the benchmark interest rate of LIBOR. The interest rate swap changed the variable-rate cash flow exposure on the credit agreement to fixed-rate cash flows by entering into a receive-variable, pay-fixed interest rate swap. Under the interest rate swap, the Company received LIBOR-based variable interest rate payments and made fixed interest rate payments, thereby creating fixed-rate long-term debt. This swap agreement was accounted for as a qualifying cash flow hedge of the future variable-rate interest payments in accordance with SFAS No. 133, whereby changes in the fair market value were reflected as adjustments to the fair value of the derivative instrument as reflected on the accompanying Consolidated Balance Sheets.

The fair value of the interest rate swap agreement was determined periodically by obtaining quotations from the financial institution that was the counterparty to the Company's swap arrangement. The fair value represented an estimate of the net amount that the Company would have received if the agreement was transferred to another party or cancelled as of the date of the valuation. Changes in the fair value of the interest rate swap were reported in accumulated other comprehensive income, which is an element of stockholders' equity. These amounts were subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affected earnings. During the fiscal year ended May 28, 2005, the Company had interest rate exchange agreements to convert approximately $36.4 million of floating rate debt to an average fixed rate of 8.7% that expired July 2004. Additional interest expense recorded in the Consolidated Statements of Operations related to these agreements was $102, $1,265, and $789 in fiscal 2005, 2004, and 2003, respectively. The Company did not have any derivative instruments recorded in the consolidated balance sheet at May 28, 2005 and had $300, reflecting the fair value of the swap agreement, recorded in current liabilities at May 29, 2004.

Note H — Lease Obligations, Other Commitments, and Contingency

The Company leases certain warehouse and office facilities and office equipment under non-cancelable operating leases. Rent expense for fiscal 2005, 2004, and 2003 was $5,101, $4,035, and $4,204, respectively. At May 28, 2005, future lease commitments for minimum rentals, including common area maintenance charges and property taxes, are $5,092 in fiscal 2006, $3,140 in 2007, $1,371 in 2008, $526 in 2009, $268 in 2010, and $141 thereafter.

At May 28, 2005, the Company has several performance bonds outstanding that were required by French customers. The total amount of the bonds was $492 with expiration dates on August 2006.

The Company has been informed by one of its foreign subsidiaries that its records may not be adequate to support the taxable revenues and deductions included within income tax returns previously filed. At this time, the Company has not received notification from any tax authority regarding this matter. The Company will continue to investigate this matter and take the appropriate actions necessary to minimize any potential liability. As of August 18, 2005, the Company has not developed or obtained specific and definitive information sufficient to reasonably confirm the existence of a tax liability, determine a reasonable range of a potential liability, or otherwise evaluate any exposure to the Company. Although it is difficult to determine the ultimate exposure due to the lack of sufficient information, an unfavorable outcome may be material to the consolidated financial statements.

Note I — Income Taxes

The components of income (loss) before income taxes are:

	Fiscal Year Ended		
	May 28, 2005	May 29, 2004	May 31, 2003
United States	$ (4,159)	$ (311)	$ (12,941)
Foreign	14,713	8,881	1,582
Income (loss) before income taxes	$ 10,554	$ 8,570	$ (11,359)

The provision for income taxes differs from income taxes computed at the federal statutory tax rate of 34% in fiscal 2005, 2004, and 2003 as a result of the following items:

	Fiscal Year Ended		
	May 28, 2005	May 29, 2004	May 31, 2003
Federal statutory rate	34.0 %	34.0 %	(34.0) %
Effect of:			
State income taxes, net of federal tax benefit	(1.3)	—	(2.1)
Export benefit	(1.6)	(5.2)	(4.7)
Foreign taxes at other rates	5.8	0.8	1.6
Valuation allowance for deferred tax assets and net operating loss carryforwards	123.9	—	12.1
Unrepatriated earnings	46.6	—	—
Other	(0.2)	—	6.2
Effective tax rate	207.2 %	29.6 %	(20.9) %

The provisions for income taxes consist of the following:

	May 28, 2005	May 29, 2004	May 31, 2003
Current:			
Federal	$ —	$ —	$ (2,111)
State	151	(209)	(464)
Foreign	6,131	1,556	2,169
Total current	6,282	1,347	(406)
Deferred:			
Federal	14,088	(384)	(930)
State	1,254	147	(214)
Foreign	241	1,427	(820)
Total deferred	15,583	1,190	(1,964)
Income tax provision (benefit)	$ 21,865	$ 2,537	$ (2,370)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at May 28, 2005 and May 29, 2004 are as follows:

	May 28, 2005	May 29, 2004
Deferred tax assets:		
Intercompany profit in inventory	$ 1,249	$ 1,162
NOL carryforwards - foreign and domestic	12,977	13,737
Inventory valuation	12,363	11,009
Goodwill	1,918	2,305
Alternative minimum tax credit	1,189	1,189
Other	2,232	961
Subtotal	31,928	30,363
Valuation allowance - foreign and domestic	(17,116)	(4,040)
Net deferred tax assets after valuation allowance	14,812	26,323
Deferred tax liabilities:		
Accelerated depreciation	(2,822)	(3,646)
Unrepatriated earnings	(4,918)	—
Other	—	(22)
Subtotal	(7,740)	(3,668)
Net deferred tax assets	$ 7,072	$ 22,655
Supplemental disclosure of deferred tax asset information:		
Domestic	$ 25,523	$ 22,795
Foreign	$ 6,405	$ 7,568

At May 28, 2005, domestic net operating loss carryforwards (NOL) amount to approximately $19.9 million. These NOLs expire between 2023 and 2025. Foreign net operating loss carryforwards total approximately $18.4 million with various or indefinite expiration dates. In fiscal 2005, the Company recorded an additional valuation allowance of approximately $0.8 million relating to deferred tax assets and net operating loss carryforwards relating to certain foreign subsidiaries. Also, due to changes in the level of certainty regarding realization, a valuation allowance of approximately $12.3 million was established in fiscal 2005 to offset certain domestic deferred tax assets and domestic net operating loss carryforwards. The Company also has an alternative minimum tax credit carryforward at May 28, 2005, in the amount of $1,189 that has an indefinite carryforward period.

Income taxes paid, including foreign estimated tax payments, were $3,272, $1,656, and $2,657 in fiscal 2005, 2004, and 2003, respectively.

At the end of fiscal 2004, all of the cumulative positive earnings of the Company's foreign subsidiaries, amounting to $35.1 million, were considered permanently reinvested pursuant to APB No. 23, *Accounting for Income Taxes-Special Areas*. As such, U.S. taxes were not provided on these amounts. In fiscal 2005, the Company determined that approximately $12.9 million of its foreign subsidiaries' earnings may be distributed in future years. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income tax and foreign withholding taxes. As such, the Company has established a deferred tax liability of approximately $4.9 million. The remaining cumulative positive earnings of the Company's foreign subsidiaries were still considered permanently reinvested pursuant to APB No. 23 and amounted to $29.1 million.

The effective income tax rates for the fiscal years ended May 28, 2005 and May 29, 2004 were 36.7% and 29.6%, respectively, excluding the establishment of the domestic valuation allowance and deferred tax liabilities in fiscal 2005. Difference between the effective tax rate as compared to the U.S. federal statutory rate of 34% primarily results from the Company's geographical distribution of taxable income and losses, certain non-tax deductible charges, and the Company's extraterritorial income exclusion on export sales, net of state income taxes.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase out ending December 31, 2006 of the existing extraterritorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with the international trade protocols by the European Union. The tax benefit from the current ETI exclusion was $166 and $491 for fiscal 2005 and 2004. When this benefit is fully phased out, it will have a negative impact on the rate because the new deduction for qualified domestic activity will be of minimal benefit to the Company.

Another provision of the Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends-received deduction for certain dividends from controlled foreign corporations. The calculation of the deduction is subject to a number of limitations. This provision of the Act has no material impact on the operations of the Company for fiscal year 2005 and is expected to have no material impact on the operations of the Company for fiscal year 2006, as the Company does not intend at this time to repatriate earnings to the U.S. from foreign countries.

Note J — Stockholders' Equity

The Company has authorized 30,000 shares of common stock, 10,000 shares of Class B common stock, and 5,000 shares of preferred stock. The Class B common stock has ten votes per share. The Class B common stock has transferability restrictions; however, it may be converted into common stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B common stock rank equally and have the same rights, except that Class B common stock is limited to 90% of the amount of common stock cash dividends.

Total common stock issued and outstanding, excluding Class B common stock at May 28, 2005, was 14,265 shares, net of treasury shares of 1,332. An additional 9,378 shares of common stock have been reserved for the potential conversion of the convertible debentures and Class B common stock and for future issuance under the Employee Stock Purchase Plan and Employee and Non-Employee Director Stock Option Plans.

The Employee Stock Purchase Plan (ESPP) provides substantially all employees an opportunity to purchase common stock of the Company at 85% of the stock price at the beginning or the end of the year, whichever is lower. At May 28, 2005, the plan had 200 shares reserved for future issuance.

The Employees' 2001 Incentive Compensation Plan authorizes the issuance of up to 900 shares as incentive stock options, non-qualified stock options, or stock awards. Under this plan and predecessor plans, 2,133 shares are reserved for future issuance. The Plan authorizes the granting of incentive stock options at the fair market value at the date of grant. Generally, these options become exercisable over staggered periods and expire up to ten years from the date of grant.

Under the 1996 Stock Option Plan for Non-Employee Directors and a predecessor plan, at May 28, 2005, 238 shares of common stock have been reserved for future issuance relating to stock options exercisable based on the passage of time. Each option is exercisable over a period from its date of grant at the market value on the grant date and expires after ten years.

The Company applies APB No. 25 and related interpretations in accounting for its option plans and, accordingly, has not recorded compensation expense for such plans. SFAS No. 123 requires the calculation of the fair value of each option granted. This fair value is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions indicated below (see Note A - Stock-Based Compensation):

	Fiscal Year Ended		
	May 28, 2005	May 29, 2004	May 31, 2003
Risk-free interest rate	3.8%	3.6%	2.9%
Volatility	47%	47%	49%
Average expected life (years)	5.0	4.9	5.1
Annual dividend rate	$ .16	$ .16	$ .16
Weighted average fair value per option	$ 3.28	$ 4.57	$ 4.12
Fair value of ESPP per share	$ 1.41	$ 1.32	$ 1.91
Fair value of options granted during the year	$ 946	$ 103	$ 297

A summary of the share activity and weighted average exercise prices for the Company's option plans is as follows:

	Outstanding		Exercisable	
	Shares	Price	Shares	Price
At June 1, 2002	1,866	$ 9.14	802	$ 8.52
Granted	72	9.83		
Exercised	(112)	6.75		
Cancelled	(88)	9.62		
At May 31, 2003	1,738	$ 9.29	1,111	$ 9.08
Granted	23	11.16		
Exercised	(229)	7.19		
Cancelled	(77)	10.23		
At May 29, 2004	1,455	$ 9.58	1,045	$ 9.58
Granted	313	7.75		
Exercised	(24)	6.96		
Cancelled	(43)	4.05		
At May 28, 2005	1,701	$ 9.46	1,240	$ 9.69

The following table summarizes information about stock options outstanding at May 28, 2005:

Exercise	Outstanding			Exercisable		
Price Range	Shares	Price	Life	Shares	Price	Life
$ 5.38 to $ 7.50	591	$ 6.97	4.7	462	$6.95	4.3
$ 7.75 to $ 10.81	550	8.39	5.8	339	8.78	3.7
$11.00 to $13.81	560	13.14	5.1	439	13.28	4.6
Total	1,701			1,240		

A summary of restricted stock award transactions was as follows:

	Shares
Unvested at June 1, 2002	69
Granted	29
Vested	(33)
Cancelled	(6)
Unvested at May 31, 2003	59
Granted	10
Vested	(31)
Cancelled	(7)
Unvested at May 29, 2004	31
Granted	18
Vested	(29)
Cancelled	(7)
Unvested at May 28, 2005	13

Compensation effects arising from issuing stock awards were $425, $403, and $400 in fiscal 2005, 2004, and 2003, and have been charged against income and recorded as additional paid-in capital in the Consolidated Balance Sheets.

Note K — Employee Retirement Plans

The Company's domestic employee retirement plans consist of a profit sharing plan and a stock ownership plan (ESOP). Annual contributions in cash or Company stock are made at the discretion of the Board of Directors. In addition, the profit sharing plan has a 401(k) provision whereby the Company matches 50% of employee contributions up to 4% of base pay. Charges to expense for discretionary and matching contributions to these plans were $729, $1,274, and $660 for fiscal 2005, 2004, and 2003, respectively. Such amounts included contributions in stock of $290 for 2004, based on the stock price at the date contributed. Shares are included in the calculation of earnings per share and dividends are paid to the ESOP from the date the shares are contributed. Foreign employees are covered by a variety of government mandated programs.

Note L — Segment and Geographic Information

The following disclosures are made in accordance with the SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* The Company's strategic business units (SBUs) in fiscal 2005 were: RF & Wireless Communications Group (RFWC), Industrial Power Group (IPG), Security Systems Division (SSD), and Display Systems Group (DSG).

RFWC serves the voice and data telecommunications market and the radio and television broadcast industry predominately for infrastructure applications.

IPG serves a broad range of customers including the steel, automotive, textile, plastics, semiconductor manufacturing, broadcast, and transportation industries.

SSD provides security systems and related design services which includes such products as closed circuit television (CCTV), fire, burglary, access control, sound, and communication products and accessories.

DSG provides system integration and custom display solutions for the public information, financial, point-of-sale, and medical imaging markets.

Each SBU is directed by a Vice President and General Manager who reports to the President and Chief Operating Officer. The President evaluates performance and allocates resources, in part, based on the direct operating contribution of each SBU. Direct operating contribution is defined as gross margin less product management and direct selling expenses.

Accounts receivable, inventory, and goodwill are identified by SBU. Cash, net property, and other assets are not identifiable by SBU. Operating results for each SBU are summarized in the following table:

	Net Sales	Gross Margin	Contribution	Assets
Fiscal 2005				
RFWC	$ 265,602	$ 58,162	$ 29,006	$ 88,748
IPG	122,906	37,005	24,123	55,351
SSD	105,581	26,889	14,060	34,457
DSG	78,078	17,865	7,817	25,064
Total	$ 572,167	$ 139,921	$ 75,006	$ 203,620
Fiscal 2004				
RFWC	$ 231,389	$ 52,340	$ 28,045	$ 87,097
IPG	112,737	34,694	24,218	50,403
SSD	101,979	26,045	14,373	33,257
DSG	66,452	17,105	9,468	23,358
Total	$ 512,557	$ 130,184	$ 76,104	$ 194,115
Fiscal 2003				
RFWC	$ 204,427	$ 45,687	$ 21,103	$ 75,336
IPG	95,508	29,523	21,996	47,391
SSD	92,090	22,939	12,539	31,906
DSG	64,191	16,218	9,674	22,217
Total	$ 456,216	$ 114,367	$ 65,312	$ 176,850

Certain amounts in prior periods were reclassified to conform to the fiscal 2005 presentation.

A reconciliation of net sales, gross margin, direct operating contribution and assets to the relevant consolidated amounts is as follows. Other assets not identified include miscellaneous receivables, manufacturing inventories, and other assets.

	May 28, 2005	May 29, 2004	May 31, 2003
Segment net sales	$ 572,167	$ 512,557	$ 456,216
Corporate	6,557	7,266	8,165
Net Sales	$ 578,724	$ 519,823	$ 464,381
Segment gross margin	$ 139,921	$ 130,184	$ 114,367
Inventory charges	—	—	(13,810)
Manufacturing variances and other costs	(3,014)	(2,478)	(1,603)
Gross Margin	$ 136,907	$ 127,706	$ 98,954
Segment contribution	$ 75,006	$ 76,104	$ 65,312
Inventory charges	—	—	(13,810)
Manufacturing variances and other costs	(3,014)	(2,478)	(1,603)
Regional selling expenses	(19,065)	(18,109)	(17,444)
Administrative expenses	(44,753)	(36,110)	(34,114)
Gain (loss) on disposal of assets	9,918	(579)	—
Operating (loss) income	$ 18,092	$ 18,828	$ (1,659)
Segment assets	$ 203,620	$ 194,115	$ 176,850
Cash and cash equivalents	24,530	16,927	16,874
Other current assets	21,953	19,872	26,596
Net property	31,821	30,589	31,088
Other assets	5,894	21,442	16,000
Total assets	$ 287,818	$ 282,945	$ 267,408

In fiscal 2005, the Company allocated charges related to inventory overstock directly to each SBU.

Geographic net sales information is primarily grouped by customer destination into five areas: North America, Europe, Asia/Pacific, Latin America, and Corporate. Europe includes sales to the Middle East and Africa. Net sales to Mexico are included as part of Latin America. Corporate consists of freight and non-area specific sales.

Net sales and long-lived assets (net property and other assets, excluding investments) are presented in the table below.

	Fiscal Year Ended		
	May 28, 2005	May 29, 2004	May 31, 2003
Net Sales			
United States	$ 245,228	$ 205,810	$ 200,878
Canada	58,480	69,681	58,728
North America	303,708	275,491	259,606
Europe	123,846	116,714	103,029
Asia/Pacific	124,799	104,068	78,146
Latin America	21,366	20,065	20,521
Corporate	5,005	3,485	3,079
Total	$ 578,724	$ 519,823	$ 464,381
Gross Margin			
United States	$ 63,504	$ 57,998	$ 56,696
Canada	16,758	13,765	11,133
North America	80,262	71,763	67,829
Europe	35,258	33,603	28,287
Asia/Pacific	29,691	23,304	17,895
Latin America	5,879	4,860	5,272
Corporate	(14,183)	(5,824)	(20,329)
Total	$ 136,907	$ 127,706	$ 98,954
Contribution			
United States	$ 29,615	$ 28,870	$ 29,492
Canada	7,721	5,647	4,243
North America	37,336	34,517	33,735
Europe	9,036	12,093	10,581
Asia/Pacific	17,028	12,838	9,156
Latin America	280	(156)	(278)
Corporate	(45,588)	(40,464)	(54,853)
Total	$ 18,092	$ 18,828	$ (1,659)
Long-Lived Assets			
United States	$ 31,086	$ 32,033	$ 30,060
Canada	2,641	2,545	2,659
North America	33,727	34,578	32,719
Europe	3,671	4,206	3,192
Asia/Pacific	1,266	918	794
Latin America	2,042	1,035	1,194
Total	$ 40,706	$ 40,737	$ 37,899

Historically, the Company has not tracked capital expenditures and depreciation by SBU as the majority of the spending is related to Corporate projects. In fiscal 2005, capital expenditures were primarily related to the Company's Corporate initiative of implementing enterprise resource planning software (PeopleSoft), facility improvements at the Corporate headquarters, disaster recovery equipment, and Sarbanes-Oxley remediation software and hardware.

The Company sells its products to companies in diversified industries and performs periodic credit evaluations of its customers' financial condition. Terms are generally on open account, payable net 30 days in North America, and vary throughout Europe, Asia/Pacific, and Latin America. Estimates of credit losses are recorded in the financial statements based on periodic reviews of outstanding accounts, and actual losses have been consistently within management's estimates.

Note M — Litigation

The Company is involved in several pending judicial proceedings concerning matters arising in the ordinary course of its business. While the outcome of litigation is subject to uncertainties, based on currently available information, the Company believes that, in the aggregate, the results of these proceedings will not have a material adverse effect on its financial condition.

On December 20, 2002, the Company filed a complaint against Signal Technology Corporation in the United States District Court for the Northern District of Illinois, which the Company dismissed on February 27, 2003. On February 14, 2003, Signal Technology filed a declaratory judgment suit against the Company in Superior Court, Boston, Massachusetts, and on March 4, 2003, the Company filed a complaint against Signal Technology Corporation in the Circuit Court of Cook County, Illinois. On February 13, 2004, the Company dismissed its complaint in Circuit Court of Cook County, Illinois. From November 6, 2000 through December 6, 2001, Signal Technology issued six purchase orders to purchase low-frequency amplifiers and other electronic components from the Company and subsequently refused to take delivery of the components. The Company is claiming damages of approximately $2.0 million resulting from Signal Technology's refusal to take delivery. Signal Technology's declaratory judgment suit in Massachusetts seeks a ruling that it has no liability to the Company, but Signal Technology has not asserted any claim against the Company.

In fiscal 2003, two customers of the Company's German subsidiary asserted claims against the Company in connection with heterojunction field effect transistors the Company sold to them. In fiscal 2005, the claim of one of the two customers was settled without any admission of liability on the part of the Company, with a full release from liability and without any material consideration from the Company, the settlement amount being paid by the Company's insurance carrier. The Company acquired the heterojunction field effect transistors from the manufacturer pursuant to a distribution agreement. The customers' claims are based on the heterojunction field effect transistors not meeting the specification provided by the manufacturer. The Company has notified the manufacturer and its insurance carrier of these claims. Because the Company's investigation has not been completed, it is unable to evaluate the merits of the remaining claim or the prospects of recovery from the manufacturer or insurance carrier. The Company intends to vigorously defend the remaining claim and, if it should have any liability arising from this claim, the Company intends to pursue a claim against the manufacturer and the insurer. As of August 26, 2005, no proceedings have been instituted regarding this claim.

Note N — Valuation and Qualifying Accounts

The following table presents the valuation and qualifying account activity for the fiscal years ended May 28, 2005, May 29, 2004, and May 31, 2003:

Description	Balance at beginning of period	Charged to expenses	Deductions	Balance at end of period
Year ended May 28, 2005:				
Allowance for doubtful accounts	$ 2,516	$ 894 (1)	$ 1,476 (2)	$ 1,934
Inventory overstock reserve	$ 26,533	$ 3,940 (3)	$ 2,350	$ 28,123
Deferred tax asset valuation	$ 4,040	$ 13,076 (4)	$ —	$ 17,116
Warranty reserves	$ 802	$ 958	$ 321	$ 1,439
Year ended May 29, 2004:				
Allowance for doubtful accounts	$ 3,350	$ (409) (1)	$ 425 (2)	$ 2,516
Inventory overstock reserve	$ 33,971	$ 2,128 (3)	$ 9,566 (5)	$ 26,533
Deferred tax asset valuation	$ 1,586	$ 2,454	$ —	$ 4,040
Warranty reserves	$ 672	$ 459	$ 329	$ 802
Year ended May 31, 2003:				
Allowance for doubtful accounts	$ 2,646	$ 869 (1)	$ 165 (2)	$ 3,350
Inventory overstock reserve	$ 24,677	$ 11,361 (3)	$ 2,067	$ 33,971
Deferred tax asset valuation	$ —	$ 1,586	$ —	$ 1,586
Warranty reserves	$ 47	$ 846	$ 221	$ 672

(1) Charges to bad debt expense
(2) Uncollectible amounts written off, net of recoveries and foreign currency translation
(3) Charges to cost of products sold
(4) Tax provisions recorded to increase the valuation allowance related to deferred tax assets in the U.S. ($12.3 million) and outside the U.S. ($0.8 million)
(5) Inventory disposed of during period ($3.6 million), LIFO reversal ($4.0 million), and reclassification to LCM ($2.0 million)

Note O — Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for fiscal 2005 and 2004 follow:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2005:				
Net sales	$138,447	$151,274	$141,700	$147,303
Gross margin	33,529	36,954	33,667	32,757
Net income (loss)	807	4,045	(18,665)	2,502
Net income (loss) per share:				
- Basic	$ 0.05	$ 0.23	$ (1.08)	$ 0.14
- Diluted	$ 0.05	$ 0.23	$ (1.08)	$ 0.14
Fiscal 2004:				
Net sales	$119,264	$127,992	$127,267	$145,300
Gross margin	29,073	30,883	31,465	36,285
Net income (loss)	(1,182)	3,151	1,484	2,580
Net income (loss) per share:				
- Basic	$ (0.08)	$ 0.23	$ 0.10	$ 0.18
- Diluted	$ (0.08)	$ 0.22	$ 0.10	$ 0.18

Certain amounts have been reclassified to conform to the fiscal 2005 presentation.

Note P — Subsequent Events

On August 4, 2005, the Company entered into a contract to sell approximately 1.5 acres of real estate and a building located in Geneva, Illinois for $3,000. The contract is subject to a number of conditions, including inspections, environmental testing, and other customary conditions. Accordingly, the Company cannot give any assurance as to the timing or successful completion of the transaction.

On July 18, 2005, the Company and Dario Sacomani, the former Chief Financial Officer of the Company, entered into an employment agreement pursuant to which Mr. Sacomani resigned as Chief Financial Officer, Senior Vice President and member of the Board of Directors of the Company and is now employed as an non-executive employee, effective through December 30, 2005, subject to earlier termination as defined in the agreement. As a result of entering into the non-executive employment agreement, Mr. Sacomani's original three year employment agreement, entered into in May 2002, was terminated, effective July 18, 2005. Mr. Sacomani had been on a medical leave of absence, as announced on April 4, 2005.

On June 20, 2005, the Company and David J. DeNeve entered into an employment, nondisclosure, and non-compete agreement pursuant to which Mr. DeNeve agreed to serve as the Company's Chief Financial Officer.

Effective June 1, 2005, the Company acquired A.C.T. Kern GmbH & Co. KG (Kern) located in Donaueschingen in southern Germany. The cash outlay for Kern was 5,000 Euro (approximately $6,000). Kern is one of the leading display technology companies in Europe with world wide customers in manufacturing, OEM, medicine, multimedia, IT trading, system houses, and other industries.

At May 28, 2005, the Company was not in compliance with its credit agreement covenants with respect to the fixed charge coverage ratio. On August 24, 2005, the Company received a waiver from its lending group for the default and executed an amendment to the credit agreement. The amendment changed the maximum permitted leverage ratios and the minimum required fixed charge coverage ratios for each of the first three quarters of fiscal 2006 to provide the Company additional flexibility for these periods. The amendment also provided that the Company would maintain excess availability on the borrowing base of not less than $23 million until June 30, 2006 if a default or event of default does not exist on or before this date. In addition, the applicable margin pricing has been increased by 25 basis points. In addition, the amendment extended the Company's requirement to refinance the remaining $22.3 million aggregate principal amount of the 7¼% convertible subordinated debentures and the 8¼% convertible senior subordinated debentures from February 28, 2006 to June 10, 2006.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Richardson Electronics, Ltd.:

We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. and subsidiaries as of May 28, 2005 and May 29, 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended May 28, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Richardson Electronics, Ltd. and subsidiaries as of May 28, 2005 and May 29, 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended May 28, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Richardson Electronics, Ltd.'s internal control over financial reporting as of May 28, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 26, 2005, expressed an unqualified opinion on management's assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for certain inventories from the last-in, first-out method to the first-in, first-out method as of June 1, 2003.

/s/ KPMG LLP
Chicago, Illinois
August 26, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Richardson Electronics, Ltd.:

We have audited the accompanying consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows of Richardson Electronics, Ltd. and subsidiaries for the year ended May 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations of Richardson Electronics, Ltd. and subsidiaries and their cash flows for the year ended May 31 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in the Notes to the consolidated financial statements, effective June 1, 2002, the Company changed its method for accounting for goodwill and other intangible assets to conform with SFAS No. 142, *Goodwill and Other Intangible Assets*.

/s/ Ernst & Young LLP
Chicago, IL
July 2, 2003

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Richardson Electronics, Ltd.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting in Item 9A of Form 10-K, that Richardson Electronics, Ltd. and subsidiaries (the Company) did not maintain effective internal control over financial reporting as of May 28, 2005, because of the effect of material weakness identified in management's assessment, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Richardson Electronics, Ltd.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment as of May 28, 2005:

1. *Deficiencies in the Company's Control Environment.* The Company did not maintain effective company-level controls as defined in the *Internal Control-Integrated Framework* published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Specifically:
    - The Company had inadequately trained finance, accounting, and tax personnel with a lack of appropriate expertise in U.S. generally accepted accounting principles. Accordingly, in certain circumstances, an effective secondary review of technical accounting matters was not performed.
    - The Company did not maintain proper segregation of duties between the access to cash, accounts receivable and inventory and the financial accounting responsibility for such assets, nor did the Company adopt appropriate policies to limit the authority of those personnel responsible for these duties.
    - The Company did not maintain adequate controls over end-user computing. Specifically, controls over the access, completeness, accuracy, validity, and review of certain spreadsheet information that supports the financial reporting process were either not designed appropriately or did not operate as designed.

These deficiencies resulted in a more than remote likelihood that a material misstatement of the Company's annual or interim financial statements would not be prevented or detected, and contributed to the development of other material weaknesses described below.

2. *Inadequate controls associated with the accounting for income taxes.* The Company did not employ personnel with the appropriate level of skill and experience to prepare, document, and review its accounting for income taxes. This lack of skill and experience resulted in the Company's inability to:
   - Execute procedures to periodically reassess the valuation of tax assets and liabilities;
   - Effectively perform and document a periodic evaluation of the reasonableness of assumptions with respect to the recoverability of recorded deferred tax assets and tax reserves;
   - Provide appropriate oversight to ensure that the risks and obligations with respect to the financial reporting effects of tax planning strategies were appropriately monitored and addressed;
   - Execute policies and procedures to ensure that the financial reporting and disclosure obligations related to tax contingencies were appropriately understood and considered; and
   - Maintain policies and procedures to ensure that the effects of deficiencies in the tax reporting process associated with value added taxes were properly reflected in the financial statements.

As a result of these deficiencies, material misstatements were identified in the Company's deferred tax assets and liabilities, valuation allowance, and tax reserves.

3. *Inadequate financial statement preparation and review procedures.* The Company did not maintain adequate policies and procedures, or employ sufficiently experienced personnel, to ensure that accurate and reliable interim and annual consolidated financial statements were prepared and reviewed on a timely basis. Specifically, the Company did not have:
   - Effective reconciliation of significant balance sheet accounts;
   - Effective reconciliation of subsidiary accounts to consolidating financial information;
   - Sufficient skills and experience in the application of U.S. generally accepted accounting principles on the part of certain subsidiaries;
   - Policies and procedures relating to the origination and maintenance of contemporaneous documentation to support key accounting judgments made;
   - Effective review of presentation and disclosure requirements related to the financial statements;
   - Procedures to provide support for accounting entries submitted from the parent company and affiliates; and
   - Adequate policies and procedures related to the review and approval of accounting entries.

As a result of these deficiencies, misstatements were identified in the Company's consolidated financial statements. These deficiencies in internal control over financial reporting resulted in a more than remote likelihood that a material misstatement of the Company's interim or annual financial statements would not be prevented or detected.

4. *Deficiency related to the application of accounting literature.* The Company did not maintain adequate policies and procedures, or employ sufficiently experienced personnel, to ensure appropriate application of Financial Accounting Standards Board Statement No. (SFAS) 52, *Foreign Currency Translation.*

This deficiency resulted in material errors in accounting which required restatement of the Company's consolidated financial statements as of and for the years ended June 1, 2002 and May 31, 2003 and for interim periods in 2003 and 2004 and the first and second quarters of fiscal 2005 to reflect the correction of their errors in accounting.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Richardson Electronics, Ltd. and subsidiaries as of May 28, 2005 and May 29, 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended May 28, 2005. These aforementioned material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the May 28, 2005 consolidated financial statements, and this report does not affect our report dated August 26, 2005, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management's assessment that Richardson Electronics, Ltd. did not maintain effective internal control over financial reporting as of May 28, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Richardson Electronics, Ltd. and subsidiaries have not maintained effective internal control over financial reporting as of May 28, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG LLP
Chicago, Illinois
August 26, 2005

Stockholder Information

Corporate Office
Richardson Electronics, Ltd.
40W267 Keslinger Road • P.O. Box 393
LaFox, Illinois 60147-0393
(630) 208-2200
Internet: www.rell.com/investor.asp • E-mail: info@rell.com

Annual Meeting
We encourage stockholders to attend the annual meeting scheduled for Tuesday, October 18, 2005, at 3:15 PM at the Company's corporate office. Further details are available in your proxy materials.

Independent Auditors
KPMG LLP
303 East Wacker Drive
Chicago, IL 60601

Tax Compliance Services
Ernst and Young LLP
233 South Wacker Drive
Chicago, IL 60606

Transfer Agent and Registrar
LaSalle Bank
135 South LaSalle Street
Chicago, IL 60603

Equity Research Reports
William Blair & Company
21st Century Equity Research
Jefferies & Company, Inc.
Craig-Hallum Capital Group

Market Makers
Knight Equity Markets, L.P.
Jefferies & Company, Inc.
Craig-Hallum Capital Group

Form 10K and Other Information
A copy of the Company's Annual Report on Form 10K, filed with the Securities and Exchange Commission, and the Corporate Code of Conduct are available without charge upon request. All inquiries should be addressed to the Investor Relations Department, Richardson Electronics, Ltd., 40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147-0393. Press releases and other information can be found on the Internet at the Company's home page at *http://www.rell.com/investor.asp*

Market Price of Common Stock

The Company's common stock is traded on The NASDAQ National Market under the trading symbol "RELL." There is no established public trading market for the Company's Class B common stock. As of August 24, 2005, there were approximately 910 stockholders of record for their common stock and approximately 18 stockholders of record for their Class B common stock. The following table sets forth, for the periods indicated, the high and low bid prices per share of "RELL" common stock as reported on The NASDAQ National Market.

	2005		2004	
Fiscal Quarters	High	Low	High	Low
First	$ 11.96	$ 7.53	$ 10.79	$ 7.83
Second	11.30	7.50	12.57	9.65
Third	11.76	9.70	14.00	10.00
Fourth	11.49	7.46	14.08	9.41

Annual dividend payments for fiscal 2005 amounted to $2.7 million. All future payments of dividends are at the discretion of the board of directors and will depend on earnings, capital requirements, operating conditions, and such other factors that the board of directors may deem relevant. In each of the last 18 years, the Company has paid a quarterly dividend of $0.04 per common share and $0.036 per class B common share. Management currently expects this trend to continue in fiscal 2006.

Pursuant to the indentures governing the Company's 7¼% Convertible Subordinated Debentures due December 2006 and 8¼% Convertible Senior Subordinate Debentures due June 2006 the Company is prohibited from paying a dividend if it is in default under such indenture or if the payment of such dividend would exceed the sum of the Company's consolidated net income since the end of the last fiscal year prior to issuance of such debentures plus the net proceeds from the sale of Company stock and indebtedness which has been converted into Company stock since the end of the last fiscal year prior to issuance of such debentures plus $30,000,000 in the case of the indenture for the 8¼% Convertible Senior Subordinated Debentures due June 2006 and $20,000,000 in the case of the indenture for the 7¼% Convertible Subordinated Debentures due December 2006. Pursuant to the credit agreement, the Company is prohibited from paying dividends in excess of an annualized rate of $0.16 per share of common stock and $0.144 per share of Class B common stock. In addition, the credit agreement prohibits subsidiaries of the Company, other than wholly owned subsidiaries, from paying dividends.

Officers and Directors

Corporate Officers

Edward J. Richardson
Chairman of the Board and Chief Executive Officer

Bruce W. Johnson
President and Chief Operating Officer

Larry Blaney
Vice President and General Manager, Display Systems Group

Pierluigi Calderone
Vice President and Director, European Operations

Kevin M. Connor
Vice President of North American Sales, RF & Wireless Communications Group

Gint Dargis
Vice President and Chief Information Officer

David J. DeNeve
Senior Vice President and Chief Financial Officer

Wendy Diddell
Vice President and General Manager, Security Systems Division

Lawrence T. Duneske
Vice President, Worldwide Logistics

Alan Gray
Director of Tax & Compliance and Assistant Secretary

Joseph C. Grill
Senior Vice President, Human Resources

Robert J. Heise
Vice President, Program Management, Engineered Solutions

Murray J. Kennedy
Executive Vice President and General Manager, Industrial Power Group

Kathleen M. McNally
Senior Vice President, Marketing Operations and Customer Support

Kelly Phillips
Corporate Controller

Gregory J. Peloquin
Executive Vice President and General Manager, RF & Wireless Communications Group

Robert Prince
Executive Vice President, Worldwide Sales

William G. Seils
Senior Vice President, General Counsel and Secretary

Board of Directors

Edward J. Richardson (1)

Arnold R. Allen
Management Consultant

Jacques Bouyer (3,4,6)
Retired CEO and COB of Philips Components - France

Scott Hodes (3,5)
Partner, Law Firm of Bryan Cave LLP

Bruce W. Johnson (1)

Ad Ketelaars (6)
CEO, Philips Business Communications

John R. Peterson (2,6)
Managing Director, Cleary Gull Inc.

Harold L. Purkey (2)
Retired Managing Director, First Union Securities, Inc. and Director, Reptron Electronics, Inc.

Samuel Rubinovitz (1,2,3,4,5,6)
Management Consultant, Director, LTX Corporation, and Director, Kronos Corporation

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Stock Option Committee
(5) Executive Oversight Committee
(6) Strategic Planning Committee



40W267 Keslinger Road
P.O. Box 393
LaFox, Illinois 60147-0393
(630) 208-2200
www.rell.com